SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Full Year Results 2005



Embargo: 7.00am Thursday 16 March 2006


PRUDENTIAL PLC 2005 FULL YEAR RESULTS


Double-digit growth in all key performance measures

   - Total EEV operating profit from continuing operations of GBP1,712 million, up 33%

   - New business APE of GBP2,146 million, up 15%; PVNBP of GBP16.8 billion, up 11%

   - New business profit of GBP867 million, up 15%, with Group margin of 41%

   - Total statutory profit from continuing operations of GBP957 million, up
     36%

   - EEV shareholders' funds up 20% to GBP10.3 billion

   - Return on embedded value of 15.7% (2004: 13.4%*)

   - Total net inflows for funds businesses of GBP5.2 billion, with external funds under management of GBP46 billion, up 23%

   - Full year dividend of 16.32 pence per share (2004: 15.84 pence per share)


All figures compared to 2004 at constant exchange rates unless stated; * at reported exchange rates


Commenting, Mark Tucker, Group Chief Executive said:

"Prudential has had a successful year across all its businesses, and we have delivered double-digit growth in all our key performance measures, with total statutory profit from continuing operations up 36% and total EEV profit up 33%. These results demonstrate the progress we are making in developing compelling positions in the world's leading retail financial services markets. We have ambitious growth plans in place and I am confident in the outlook for the Group's future prospects.

"I see tremendous scope to deliver increasing value for shareholders from each individual business operation; and as a Group, we derive both financial advantage and resilience from the diversity of our portfolio of businesses, and the opportunities for collaboration between them.

"In the UK, we have three strong retail franchises in Prudential, Egg and M&G.

"Our UK Insurance business continued to develop its shareholder backed business successfully and increased APE sales by 10% in the year to GBP900 million, meeting its 14% target for internal rate of return on new business two years early. Egg was successful in testing market conditions, improving its net interest margin against a background of falling base rates and also lowering its cost income ratio. M&G had an excellent year with record gross and net inflows, strong profit growth and investment performance.

"In the US, Jackson National Life is a significant cash generative business with competitive advantage in the key growth sectors in the market. JNL's strength in variable annuities, its ability to bring products to market rapidly and its positioning in advice-based distribution channels means it is very well placed to take advantage of the significant retirement savings flows expected from the "baby boomer" generation over the coming years.

"We have an unrivalled opportunity in the high growth and high profit markets of Asia. Whilst continuing to focus on our programme of rapid expansion and profit growth, we are also expecting the region to become cash positive in 2006, in line with our previous predictions. We are maintaining momentum in the expansion of our distribution capability. Our proprietary agent distribution force across the region reached 170,000 in 2005 with particularly rapid expansion in agent numbers in India and China.

"Our asset management businesses are providing very good cash flow generation and have strong growth prospects, with the UK and Asia attracting increasing volumes of third party funds. These businesses, together with PPMA, our US asset management business, continued to support their own sales growth and add significant value to the Group's insurance operations through their excellent investment performance.

"We will grow by taking full advantage of our excellent positions in the world's leading retail financial services markets, continuing to build momentum across the Group and driving profitable growth and value for our shareholders."

Group Chief Executive Review

2005 was a successful year for Prudential.

The Group has continued to expand its insurance business strongly and our asset management businesses have also had an excellent year.

Total group operating profit before tax, on a European Embedded Value ("EEV") basis, was GBP1,712 million an increase of 33%. Statutory IFRS operating profit before tax was up 36% at GBP957 million.

The continuing momentum of the Group can be seen in the growth of insurance premium income in 2005 to GBP13.8 billion (2004: GBP12.2 billion) and funds under management of GBP234 billion at the end of 2005 (2004: GBP197 billion).

New  business  sales in our  insurance  operations  increased by 15% to GBP2,146 million on an APE basis and each of our regional operations achieved double-digit growth. New business profits increased by 15% across the Group to GBP867 million, and operating profit before tax on the insurance business on an EEV basis increased by 30% to GBP1,743 million.

In our asset management businesses external funds under management increased to GBP46 billion up 23%.

A final dividend of 11.02 pence per share has been recommended by the Board bringing the full year dividend to 16.32 pence per share, an increase of 3% from 2004. The full year dividend is covered 1.7 times by post-tax IFRS profit after minority interests. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

Shareholders' funds, on an EEV basis, grew strongly to GBP10.3 billion at the end of 2005 (2004: GBP8.6 billion) and the Group's return on embedded value was 15.7% (2004: 13.4%) at reported exchange rates.

In May 2005 I set up a team of senior executives with a brief to identify the ambitions and business strategies best suited to maximise sustainable growth in value for the Group's shareholders over the longer-term.

The key conclusions of the review were that:

   -Demographic trends and the increasing concentration of wealth in the hands of those approaching retirement or already retired presents a major opportunity to establish the Group as a leading provider of 'financial services for retirement' by playing to our strengths and areas of competitive advantage.
   -The Group is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next ten years.
   -To exploit these opportunities fully we need to broaden our customer proposition and product range to align them more closely with anticipated retail financial sector profit pools.
   -In addition we must complement our strong and important intermediary links by expanding the proportion of revenue derived from direct customers; and ensure that we build deep lifecycle relationships with our customers.
   -We should also develop the global reach and profile of our excellent asset management businesses.

Consistent with this strategy and to support closer workings between our UK insurance business and Egg we announced the terms of an Offer to acquire the 21.7% of shares in Egg that the Group did not already own.

Each of our businesses has operational autonomy within its market and this is critical to our success, since it is the key to our ability to tailor products and services to meet local market needs. However the review also concluded that there are material synergies that can be achieved through closer working across the Group, consistent with our decentralised approach; and work is underway to identify and capture these, for example by establishing a single global IT infrastructure and support unit with expected cost savings of GBP20 - GBP25 million per annum.

Finally, the review concluded we must continue to enhance the effectiveness of our capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

Prudential is developing compelling positions in the world's leading retail financial services markets. I am confident of the outlook for the Group and we aim to deliver significant profitable growth.

UK insurance and retail banking operations

The Prudential-branded UK Insurance business continued to develop its shareholder backed business successfully and increased APE sales by 10% in the year to GBP900 million. The internal rate of return on new business written in the year was 14% meeting the target set for 2007 two years early.

We continued in 2005 to increase the scale of our annuity business and at the same time reduce the average duration of the total book.

We have also continued to develop our product range in 2005. In October we entered the lifetime mortgage market, a market that is set to grow rapidly to an estimated GBP7 billion by 2008. Our innovative product has been designed with the customer, adviser and regulator in mind and initial customer interest has been encouraging. We have also made good progress in unit-linked and off-shore bond sales which grew 31% and 15% respectively in the year.

The A-day proposals offer the opportunity to attract new business as customers increase contributions and consolidate their pension arrangements. We have already launched a new Flexible Retirement Plan and we will undertake a review of our overall individual pensions offering during 2006. In addition, we have established a unit to communicate directly with our existing pension customers.

The UK insurance business has a balanced distribution model with strong positions across all major segments - IFA and multi-tie intermediaries, direct marketing and telesales, Employee Benefit Consultants and a well developed single-tie Partnership channel. We continued to make good progress in diversifying distribution, reaching agreements with a range of providers including Barclays, National Australia Bank, St. James' Place and with Royal London to provide pension annuities for vesting Scottish Life policies.

In addition, we continued to be successful in gaining access to multi-ties in the year. Prudential is in a strong position to benefit as the IFA market changes over the next 18-24 months and recently achieved a "5 star" IFA service rating for its investment products and "4 star" rating overall, demonstrating strong progress in this important area.

In retail banking, Egg's UK operations delivered an underlying profit of GBP60 million (2004: GBP72 million). Egg was successful in testing market conditions improving its net interest margin against a background of falling base rates and also lowering its cost income ratio. There has been a general deterioration in consumer credit conditions however, Egg's experience here has been substantially better than the market average.

Following our decision to acquire the minority shareholding in Egg, we have targeted annualised cost savings of GBP40 million across our UK operations by 2007. During 2006 we will undertake a further review of the cost base in these operations. We also see opportunities for revenue synergies across our UK brands' five million marketable customers.

Our central focus in the UK is to use the strong franchises that we have to improve returns. We are targeting growth but also managing for value and we will not commit capital if we do not see the individual product returns that we require emerging over a reasonable timeframe.

US Insurance operations

Jackson National Life (JNL), the Group's US operation, is a significant cash generative business with the market positioning to continue its strong track record of profitable growth in the retirement market.

JNL continued to show strong growth in 2005 increasing new business sales by 13% to GBP515 million APE with growth in variable annuities of 31%. Both the margin and the internal rate of return on new business moved ahead strongly in the year.

During the year JNL also successfully integrated the Life of Georgia book of business acquired in May, transferring 1.5 million policies on to its low cost flexible platform. We fully expect to beat the 12% return target for the transaction.

JNL's strength in variable annuities, its ability to bring products to market rapidly and its positioning in advice-based distribution channels means it is very well placed to take advantage of the significant retirement savings flows expected from the "baby boomer" generation over the coming years.

JNL's priorities are to continue to focus on developing their position in the variable annuity market and to expand the business through bolt-on acquisitions that meet targeted rates of return.

Asia insurance operations

Prudential has an unrivalled exposure and weighting to the high growth and high profit markets of Asia. Prudential Corporation Asia saw new business on an APE basis increase by 23% to GBP731 million with double-digit rates of growth achieved in Korea, China, India, Singapore and Indonesia.

Profitability on new business and internal rates of return remain high and we will continue to emphasise unit-linked products, which offer higher returns and greater capital efficiency. Unit-linked products accounted for 63% of sales across the region in 2005.

We are maintaining momentum in the expansion of our distribution capability. Agency distribution is the dominant channel throughout the region and 75% of our sales are from this source. Our proprietary agent distribution force across the region reached 170,000 in 2005 with particularly rapid expansion in agent numbers in India and China. We will continue to increase agent numbers in these and other markets as the bedrock on which we build our market share and market leadership positions. We will also maintain a clear focus on improving the productivity of our agent force across the whole region, and this is particularly significant for growth in those countries in which we have been long established.

We see material scope to increase sales volumes through our 40 existing bank distribution relationships and we intend to enter into new partnership agreements. We shall also continue to access direct and broker channels as they develop in individual markets.

As part of our global drive to attain new levels of cost efficiency, in Asia we are developing a 'regional hub' basis for sharing back office servicing and call centre facilities to leverage scale advantages beyond the reach of individual business operations. In March 2005 the first regional hub, servicing the Singapore and Malaysian life insurance operations, was launched. We have plans to open an additional hub in China in the second half of 2006, where we already have a regional IT development centre.

I am pleased to report that, whilst continuing our programme of rapid expansion and profitable growth in Asia, we are also expecting the region to become cash positive in 2006, in line with our previous predictions.

Asset Management

Operating profit before tax across our asset management businesses in the UK, US and Asia increased to GBP195 million up 16%.

M&G in the UK had an excellent year with record gross and net inflows and strong profit growth. In Asia, underlying growth in retail funds under management was 29%.

These businesses, together with PPMA, our asset management business in the US, continued to support their own sales growth and add significant value to the group's insurance operations through their excellent investment performance.

The priorities in asset management are to continue to target growth in external funds under management by capitalising on a growth in demand for transparent investment products, access to more global products, the continuing rise of open architecture platforms and a rapidly expanding role for cross-border sales off a common platform. We will create value through superior investment performance and to capitalise on international opportunities through greater collaboration.

Balance Sheet and Capital Management

Improving capital efficiency is at the heart of the Group's commitment to deliver sustainable increases in shareholder value and we will maintain a rigorous approach to capital allocation and deployment.

As of the 16 March, we estimate that the Group's capital surplus at the end of 2005 on a regulatory basis, as measured by the Financial Conglomerates Directive, was around GBP825 million little changed from the previous year. In July, we took advantage of good market conditions in the US retail market to raise $300 million of perpetual capital securities, which qualifies as Group regulatory capital. The primary use of the proceeds will be to re-finance a non-qualifying GBP150 million bond that matures in 2007.

The Group is confident that it has the capital and cash resources to fund its planned organic growth.

In summary:


   - The Group delivered strong results in 2005 across all its businesses
   - We have compelling positions in the world's leading retail financial services markets and the resources to capitalise on these
   - In the UK, we have three excellent and profitable franchises in Prudential, Egg and M&G on which to build for the future
   - In the US, JNL is a significant cash generative business with the market positioning for profitable growth in the retirement market. It has competitive advantage in the sectors in which it chooses to operate; and the ability to participate in market consolidation through bolt-on acquisitions
   - In Asia we have an unrivalled exposure to opportunities for life insurance sales and profit growth across the region, whilst continuing our programme of rapid expansion and profit growth. We are also expecting the region to become cash positive in 2006
   - Our asset management businesses have significant growth prospects and are providing solid cash flow generation

There is tremendous scope to deliver increasing value for shareholders from each individual business operation, and from the Group as a whole which derives both financial advantage and resilience from the diversity of its portfolio of businesses, and the opportunities for collaboration between them.


                                    - ENDS -



Enquiries:

Media                                   Investors / analysts
Jon Bunn                020 7548 3559   James Matthews           020 7548 3561
William Baldwin-Charles 020 7548 3719   Marina Novis             020 7548 3511
Joanne Doyle            020 7548 3708



Notes to Editor follow...



Notes to Editor


1. The results in this announcement are prepared on two bases, namely International Financial Reporting Standards ('IFRS') and on the European Embedded Value ('EEV') basis. The IFRS basis results form the basis of the Group's financial statements. In preparing those statements the Company, consistent with other financial institutions with banking businesses, has chosen to adopt the standards IAS32, IAS39 and IFRS4 at 1 January 2005. To assist with comparison of results additional supplementary information on a pro forma basis has been provided that shows the 2004 results as if these standards had been adopted by the Group's insurance operations from 1 January 2004.

The EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS.

Previously, the Group has reported supplementary information on the Achieved Profits basis for its interim and full year financial reporting. The adoption of EEV basis reporting in place of Achieved Profits basis reporting, reflects developments through the CFO Forum to achieve a better level of consistency, an improved embedded value methodology, and one which is applied by the major European Insurance Companies in their financial reporting.

Period on period percentage increases are stated on a constant exchange rate basis.

2. There will be a conference call today for wire services at 7.45am (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: 0800 358 2182. Passcode: 155439#.

3. A presentation to analysts will take place at 9.30am (GMT) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk.

4. There will be a conference call for investors and analysts at 2.30pm (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK +44 (0)208 609 3355 and from the US +1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)208 609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 138989.

5. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

6. An interview with Mark Tucker, Group Chief Executive, (in video/audio/ text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 16 March 2006.

7. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

9. The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital in excess of the premiums received required to pay acquisition costs and set up the statutory capital requirement. The time value of options and guarantees are included in the calculation.

10. Total number of Prudential plc shares in issue as at 31st December 2005 was 2,386,784,266.

11.   Financial Calendar 2006:

Ex-dividend date                                               22 March 2006
Record date                                                    24 March 2006
First Quarter New Business Figures                             20 April 2006
Annual General Meeting                                         18 May 2006
Payment of 2005 final dividend                                 26 May 2006
2006 Interim Results / Second quarter New Business Figures     28 July 2006
Ex-dividend date                                               16 August 2006
Record Date                                                    18 August 2006
Payment of interim dividend                                    27 October 2006

12. In addition to the financial  statements  provided with this press  release,
additional   financial  schedules  are  available  on  the  Group's  website  at
www.prudential.co.uk

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

BUSINESS REVIEW


Results Highlights

GBP'm unless
otherwise
stated             2005      2004   Percentage     2005      2004   Percentage
                          (at CER)      Change           (at RER)      Change

Annual premium
equivalent
(APE) sales       2,146     1,867          15%    2,146     1,846          16%
Net investment
flows             5,189     3,297          57%    5,189     3,284          58%
New business
profit (NBP)        867       752          15%      867       741          17%
NBP margin (%
APE)                 41%       40%        1% pt      41%       40%        1% pt
NBP margin (%
PVP)                5.2%      5.0%     0.2% pts     5.2%      5.0%     0.2% pts
Total EEV
basis
operating
profit *          1,712     1,288          33%    1,712     1,274          34%
Total IFRS
operating
profit *+           957       703          36%      957       699          37%
EEV basis
shareholders'
funds            10,301     8,998          14%   10,301     8,614          20%
IFRS
shareholders'
funds +           5,194     4,837           7%    5,194     4,740          10%
EEV operating
earnings per
share              56.6p                           56.6p     43.2p         31%

* Continuing operations - excluding Jackson Federal Bank (JFB) and Egg's France business.


+ Comparative IFRS results are prepared on a 'proforma' basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005. IFRS operating profit is stated excluding goodwill impairment, short-term fluctuations in investments returns and shareholders'share of actuarial and other gains and losses on defined benefit pension schemes.

In the Business Review and Financial Review, year-on-year comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless specifically identified as being on a Reported Exchange Rate (RER) basis.

Group Results

The Group has delivered a good set of results for 2005, as illustrated by the double-digit growth of all the key performance measures shown above.

As a result of improved sales in the UK, the US and Asia, the Group delivered strong new business profits (NBP) in 2005. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove European Embedded Value (EEV) basis operating profits up 33 per cent on 2004.

On an International Financial Reporting Standards basis (IFRS), operating profits were up 36 per cent on the same period of last year driven by the growth in profits from the long-term and fund management businesses.

Earnings per share, based on EEV basis operating profit after tax and related minority interests, but before amortisation of goodwill, were 56.6 pence, compared with a restated figure of 43.2 pence in 2004. Following the Rights
Issue in October 2004, a restatement of earnings per share is derived and reported in accordance with the requirement of Financial Reporting Standard
(FRS) 14.

Earnings per share, based on total IFRS operating profit after tax and minority interests, but before amortisation of goodwill, were 32.2 pence compared with a restated figure of 22.7 pence in 2004.


Impact of Currency Movements


Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In 2005, 72 per cent of new business profit and 54 per cent of IFRS operating profit was delivered from overseas operations. In preparing for the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year, whilst shareholders' funds are converted at year-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance.

Consequently, the Board has for a number of years reviewed the Group's international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders' interests in our non-UK businesses.

In the Business Review and Financial Review, year-on-year comparisons of financial performance are on a CER basis, unless otherwise stated.

Insurance

UNITED KINGDOM

GBP'm unless otherwise stated          2005       2004       Percentage Change
APE sales                             900        817                      10%
NBP                                   243        241                       1%
NBP margin (% APE)                     27%        30%                   (3%) pts
NBP margin (% PVP)                    3.2%       3.4%                 (0.2%) pts
Total EEV basis operating profit      426        486                    (12%)
Total IFRS operating profit           400        296                      35%

Prudential UK delivered double digit growth in new business sales and IFRS operating profit. EEV new business profit remained in line with 2004 at a time when certain product markets have shown increased levels of competition reflected in pricing.

APE sales for Prudential UK increased 10 per cent on 2004 to GBP900 million, driven by strong sales of bulk annuities (up 28 per cent) and unit-linked bonds (up 31 per cent). The Phoenix Life & Pensions in-force annuity book transaction announced in June 2005 contributed GBP145 million to the full-year result.

APE sales of individual annuities were up 2 per cent on 2004 at GBP222 million, driven by strong sales through the Partnerships and Direct to Consumer channels which increased by 114 per cent and 14 per cent respectively. Despite APE sales of with-profit annuities through the Intermediaries channel increasing 100 per cent year-on-year, total individual annuities sales through this channel decreased 15 per cent reflecting the very competitive pricing environment throughout much of the year.

APE sales of unit-linked bonds increased 31 per cent to GBP64 million, reflecting Prudential's growing presence in the IFA unit-linked bond market. This offset the year-on-year decrease in with-profit bond sales which fell 31 per cent.

Prudential UK's new business profit increased marginally on 2004 to GBP243 million. This was driven by the increase in sales volumes which was offset by a fall in the new business profit margin (from 30 per cent in 2004 to 27 per cent in 2005 on an APE basis). The movement in margin reflected the shift in product mix in 2005 as Prudential continued to expand its shareholder backed product range, however, throughout the year there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

Total EEV basis operating profits fell 12 per cent on 2004 to GBP426 million primarily due to a persistency assumption change made at the half-year. The charge of GBP148 million reflects a strengthening of persistency assumptions across all products, primarily in respect of with-profits bonds.

Increased IFRS profits arising from shareholder backed annuities contributed to the 35 per cent increase in total IFRS operating profits. In addition, the very strong investment performance of Prudential's life-fund over recent years resulted in an increase in total IFRS operating profits from the with-profits business attributable to shareholders.

Prudential UK operates through four diversified distribution channels. The Intermediaries channel, which accounted for 29 per cent of APE sales in 2005, distributes a range of medium to long-term savings products primarily through financial advisers and includes sales generated through multi-ties. The Business to Business channel, which accounted for 28 per cent of 2005 APE sales, distributes corporate pensions through work-site marketing in partnership with consulting actuaries and employee benefit consultants. The Partnerships channel has responsibility for developing relationships with banks and other distributors, including other insurers and accounted for 30 per cent of APE sales in 2005, up from just 6 per cent in 2003. The remaining 13 per cent of APE sales were generated by the Direct to Customer channel which focuses primarily on the sale of annuities to individual pension customers.

The Partnerships channel signed a number of significant new agreements during the year. These included St. James's Place for annuities; National Australia Bank for annuities and healthcare; Wesleyan's multi-tie panel for protection; Zurich Financial Services and Openwork for annuities; and the Barclays multi-tie panel. In addition, Prudential and Royal London reached agreement for all pension annuities arising from vestings of policies written under the Scottish Life brand in the period between January 2005 and December 2010 to be reassured to Prudential as they come into payment.

Following the introduction of the new depolarisation rules, many IFA groups have used the opportunity to establish multi-tie panels. Prudential has made good progress with the new panels announced to date and is strongly positioned to take advantage of the depolarised marketplace as this develops over the next few years. Prudential achieved APE sales of GBP4 million through this channel in 2005 and expects that multi-ties will start to have a greater impact on sales in the future.

Prudential's Business to Business distribution channel delivers pension solutions to many of the FTSE 350 companies and is a market leader in the provision of pension schemes to the UK Public sector. During 2005 Prudential continued to expand the services it offers in this area to enable advisers to address the employee benefit challenges of their clients.

PruHealth, a healthcare product that links health and fitness to the cost of medical insurance plans, celebrated its first anniversary in the third quarter of 2005. The business has made good progress with sales growing on average more than 30 per cent per month in 2005. Total premium income for the year was GBP9 million and PruHealth now has over 30,000 lives insured.

Prudential launched a new lifetime mortgage product, Prudential Property Release Plan, in October. This innovative product gives customers greater flexibility and control over the time of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. Performance to date has been encouraging with growing support from both advisers and customers.

Prudential transferred its UK personal lines general insurance business to Winterthur in 2002 and formed a strategic alliance with Churchill, to offer Prudential branded general insurance products. Under the terms of the agreement Prudential receives commission, the levels of which to date have been offset against payments received at the time of the original transaction, therefore no profits are recognised on this business at this time. However, under the agreement, Prudential is entitled to receive full commission payments and associated profit, from 2008 onwards.

Including these individuals with Prudential branded general insurance policies, to whom Prudential can sell long-term products, Prudential has 2.5 million marketable customers.

2006 is expected to be a year of change for the retirement savings market due to Government pensions reforms which come into force on 6 April (A-Day). Prudential believes the changes will have a positive impact and create an improved savings environment over time, although it is unclear how quickly consumers will respond to these new regulations.

Prudential has made a significant investment in its A-Day preparations including systems developments and customer communications. It currently expects pension arrangements will be compliant with the new regulations and that customers will be aware of the changes. In addition, Prudential is reviewing its product range to identify where to focus future product developments to enable customers to take better advantage of the new regime.

As a consequence of this, Prudential launched a new individual personal pension designed to offer greater transparency and flexibility. The new Pru Flexible Retirement Plan was launched in December and is available through financial advisers.

The Pensions Commission published its second report in November in which it proposed significant reform of the UK's state and private pension systems. Prudential, with its extensive experience of pensions savings, will continue to play an active role in this debate and in helping to shape the new structure.

The Prudential Assurance Company's (PAC) long-term fund remains very strong. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets were valued at around GBP8.0 billion at 31 December 2005, before a deduction for the risk capital margin, and the fund is rated AA+ by Standard & Poor's and Aa1 by Moody's. The with-profits sub-fund delivered a pre-tax return of 20 per cent in 2005 and over the last five years, the fund has achieved a total return of 41 per cent against 6 per cent for the FTSE 100 total return index and 12 per cent for the FTSE All-Share total return index (figures are to 31 December 2005, before tax and charges).

Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential constantly evaluates prospects for different markets. At the end of the first quarter of 2005, based on Prudential's judgement about the relative valuations of these assets, Prudential increased its exposure to equities while decreasing its exposure to corporate bonds and direct property.

As a result of the strong investment performance achieved in 2005, Prudential UK announced in February 2006 that it will be increasing policy values for the vast majority of with-profits policies maturing in 2006.

The closer partnership of Egg with Prudential's UK life and pensions business, as announced in December, is expected to achieve revenue synergies and total annualised pre-tax cost savings across the combined business of GBP40 million by the end of 2007. This work to maximise the synergies between the two businesses has already started with PruHealth policies now being sold through Egg. This is an attractive opportunity for PruHealth and the first of what we believe will be a number of effective synergies between Prudential's UK businesses.

Prudential UK will continue to pursue profitable opportunities in its chosen product areas and distribution channels.

UNITED STATES

GBP'm unless
otherwise
stated      2005    2004   Percentage Change   2005    2004   Percentage Change
                 (at CER)                           (at RER)

APE sales    515     456                 13%    515     453                 14%
NBP          211     146                 45%    211     145                 46%
NBP margin
(%            41%     32%              9% pts    41%     32%              9% pts
APE)
NBP margin
(%PVP)       4.1%    3.2%            0.9% pts   4.1%    3.2%            0.9% pts
Total EEV
basis
operating
profit *     755     370                104%    755     368                105%
Total IFRS
operating
profit *     362     284                 27%    362     282                 28%


* Continuing operations - excluding Jackson Federal Bank (JFB) which was sold in October 2004, including Broker-dealer and fund management profits.

Jackson National Life (JNL) operates in the largest retirement savings market in the world, with 67 per cent, or $12.9 trillion (Source: Cerulli Associates), of the world's retirement savings assets concentrated in the US at the end of 2005. JNL provides retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to pre- and post-retirees. It offers tools that help people plan for their retirement, and manufactures products with specialised features and guarantees to meet customer needs. By seeking to add value to both the representatives who sell JNL products, and to their customers, JNL has built a strong position in the US retirement market.

JNL delivered APE sales of GBP515 million during 2005, representing a 13 per cent increase on the 2004 result. This result was achieved in an individual annuity market that was down 2 per cent on prior year (Source: LIMRA).

JNL's new business profits of GBP211 million were up 45 per cent on 2004, reflecting a 13 per cent increase in APE sales, and a significant improvement in new business margin to 41 per cent from 32 per cent in 2004. The improved margin reflects a favourable business mix; an increase in the spread assumption for fixed index annuities reflecting the spread being achieved; improved average policy sizes for variable and fixed annuities; economic assumption changes, including an increase in the equity risk premium, and benefits derived from product pricing. Pricing benefits include the price increase, introduced in May 2004, on the Perspective II product. The margin on Institutional business improved due to the longer average duration contracts written by JNL during 2005.

Total EEV basis operating profit of GBP755 million was up 104 per cent on 2004. This reflects a 45 per cent increase in new business profits and an in-force profit of GBP530 million, up 123 per cent on the prior year. This result was driven by an operating assumption change following price increases introduced on two older books of term life business (GBP140 million), a favourable spread variance, and an increase in the unwind of the in-force business.

Total IFRS operating profit of GBP362 million was up 27 per cent on 2004. The 2004 result benefited from two one-off items, a favourable legal settlement and an accounting adjustment arising from the adoption of new accounting guidance, totalling GBP29 million. The 17 per cent growth in long-term business operating profit primarily reflects a GBP119 million increase in spread income and record variable annuity fee income due to significant growth in separate account assets and the returns earned on those assets.

From 1999 to 2005, JNL has increased GAAP assets by a compound annual growth rate of 8.4 per cent from $42 billion to $68 billion, statutory premiums, excluding GIC deposits, from $4.5 billion to $7.7 billion, and has grown variable annuity reserves from $5 billion to $18 billion. JNL has also increased its ranking in the US annuity market from 15th to 12th since 1999, and has achieved this with a net capital inflow over the period of $11 million from the parent company.

JNL sells variable, fixed and fixed index annuities, as well as life insurance and institutional products. All three annuity products are long-term personal retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Fixed annuities offer customers a guarantee of principal and a minimum guaranteed rate of return on their premiums. Fixed index annuities also offer these features, but vary from fixed annuities in that they offer potential upside from equity index participation. Variable annuity products differ from the fixed annuity products in that the returns to the customer will depend upon the performance of the underlying fund portfolio. JNL's variable annuity products offer a range of protection options, such as death and withdrawal benefits which are priced separately by JNL, and which can be elected by customers according to their needs. JNL manages its exposure to equity market movements through a comprehensive derivative programme. Value movements in these derivatives are included in operating profit so as to broadly offset changes in reserves caused by equity volatility.

During 2005, JNL again delivered record sales, with total APE sales for the year of GBP515 million up 13 per cent on 2004, and retail sales of GBP416 million, up 12 per cent. Variable annuity APE sales of GBP261 million were up 31 per cent on prior year, compared with market growth of 2.5 per cent during 2005 (Source:
VARDS), primarily reflecting the continued success of its unbundled VA contract 'Perspective II'. Utilising the flexible product design enabled by leading technology, advisors can customise the product to meet the individual needs of the consumer, including individually priced benefit options and guarantees, such that consumers only pay for what they want.

JNL improved fixed index annuity APE sales by 44 per cent to GBP62 million during the year, improving its market position to seventh for the year, up from ninth in 2004 (Source: LIMRA). Fixed annuity APE sales of GBP79 million in 2005 were down 31 per cent on 2004, reflecting the continued low interest rate environment and relatively flat yield curve in the US. JNL has continued to pursue value and hence has been unwilling to compromise entry spreads in this market. JNL was ranked the seventh largest provider of traditional individual deferred fixed annuities during 2005 (Source: LIMRA).

Institutional APE sales of GBP98 million were up 15 per cent on 2004. JNL took advantage of attractive issuance opportunities during 2005, and continues to participate in this market on an opportunistic basis.

70 per cent of retail premiums received in 2005 were for products and product features that did not exist at the beginning of 2004. In January 2005, JNL launched its 'Perspective Advisors II' variable annuity, and in March launched 'Perspective L Series' variable annuity contract, both of which included the full menu of Perspective II benefits. These two products generated combined sales of $678 million in the year. JNL also extended its range of Life products during the year with the addition of 'Ultimate Investor', a variable universal life contract. The flexibility of JNL's technology, and demonstrable competency in execution, have resulted in an ability to quickly and efficiently meet the changing needs of consumers and advisors.

JNL continued to develop its wholesale distribution capability during 2005. JNL's long-term commitment to meeting the needs of broker-dealers and their clients, through the provision of product flexibility, sales support tools, technology and customer service, continues to pay dividends. During 2005 JNL increased its share of variable annuity sales through the independent broker-dealer channel from 6.8 per cent to 9.1 per cent, and its share of the regional broker-dealer channel from 3.9 per cent to 4.9 per cent (Source:
VARDS).

JNL also distributes in the retail space through its independent broker-dealer, National Planning Holdings (NPH), which is a network of four independent broker-dealers that represents approximately 2,600 registered advisors. NPH employs sophisticated technology that allows representatives to operate efficiently and productively. In 2005, NPH increased total revenues by 3 per cent to GBP231 million. At June 2005, NPH was ranked the sixth largest independent broker-dealer by revenue (Source: Financial Planning Magazine).

As a result of capital conservation measures introduced in previous years and further strong earnings, JNL continued to generate significant levels of capital, improving the capital ratio from 8.5 per cent in 2004 to 9.2 per cent in 2005. JNL's statutory capital, surplus and asset valuation reserve position improved year on year by $434 million, after deducting the $150 million of capital remitted to the parent company.

Curian Capital, which offers customised separately managed accounts, continues to build a strong position with net investment flows of GBP298 million in the year. Curian, which can be accessed with a minimum account balance of $25,000, offers customers access to technology that enables individual portfolio construction, and access to institutional-quality money managers. Advisors benefit from the efficiencies of on-line processing and compliance. Curian Capital now has $1.7 billion (GBP973 million) of assets under management compared with $1.1 billion (GBP615 million) at the start of 2005.

JNL has completed the integration of the 1.5 million Life of Georgia policies onto its own operating platform. This achievement clearly demonstrates JNL's operational effectiveness and its increasing capability in consolidating large blocks of business. This acquisition doubled the number of JNL's in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability, as well as further diversifying its income streams. This transaction enabled JNL to grow its life business at a higher return and faster rate than could be achieved organically. JNL expects to achieve the target internal rate of return after tax on this transaction of 12 per cent, and will continue to consider further US bolt-on acquisitions as opportunities arise.

With its relationship driven distribution, innovative product manufacturing capability and low cost operating model, JNL is well positioned to take advantage of the evolving opportunities in the US retirement market. As "Baby Boomers" retire and shift their focus from asset accumulation to income distribution, one of JNL's main objectives will be to capture a proportion of these flows. With an emphasis on sales of low capital intensive variable annuity products, solid operating results and strong investment portfolio performance, JNL is capable of self-generating the capital necessary to support its future growth at the required returns and return a growing remittance to the parent company.

The ageing demographics of the US, with the first of the 77 million ''Baby Boomers'' reaching 60 this year, will, over the next decade, create a very significant increase in the level of distributions from retirement savings plans. Life expectancy in the US continues to increase while at the same time the average retirement age is decreasing. This has led to a large increase in the average time individuals will spend in retirement. Consequently there is a growing risk that individuals' finances will be insufficient to cover the costs of living through retirement. These consumers will have a growing need for independent financial advice and will increasingly seek guarantees and longevity protections from the products they purchase.

ASIA

GBP'm unless
otherwise
stated         2005      2004    Percentage  2005      2004   Percentage Change
                      (at CER)       Change         (at RER)

APE sales       731       594          23%    731       576                 27%
NBP             413       365          13%    413       355                 16%
NBP margin (%
APE)             56%       61%     (5%) pts    56%       62%            (6%) pts
NBP margin (%
PVP)           10.2%     10.4%   (0.2%) pts  10.2%     10.4%          (0.2%) pts
Total EEV
basis
operating
profit *        576       473          22%    576       460                 25%
Total IFRS
operating
profit *        195       119          64%    195       117                 67%

* Excluding fund management operations, development and Asia regional head office expenses

Asia's life insurance markets are very attractive with large scale and high growth rates supported by consistently strong economic growth, favourable demographics and market liberalisations. However, there are some formidable barriers to successful entry including entrenched incumbents, the pace of change and nature of regulations, mandatory partners in some markets and a shortage of experienced staff. Acquisition opportunities, particularly of scale businesses, are limited and in North Asian markets are likely to involve back books that currently experience negative spread and hence require material provisions under European regulatory capital requirements.

Since the mid 1990's Prudential has been progressively building its Asian platform; strengthening and protecting its market leading positions in its Established Markets (Singapore, Hong Kong and Malaysia), entering emerging markets (Thailand, Indonesia, Philippines, Vietnam), securing strong joint venture partners for the sizable opportunities in India and China (ICICI and CITIC respectively) and taking positions in the large North Asian markets of Taiwan, Japan and Korea. Prudential now has over 7 million customers in Asia, up from 1.5 million in 2000.

In all its markets, Prudential has been focussed on building proprietary distribution as the most effective way of delivering sustainable new business volumes and managing the customer proposition; typically through growing tied agency and integrated bancassurance arrangements (such as with Standard Chartered Bank in Hong Kong). Prudential also prioritises economic capital efficiency, profitability and customer centricity in its Asian product portfolio as seen, for example, with the introduction of unit linked products across the region, an emphasis on regular premium policies (89 per cent of APE sales in 2005), life stage themed marketing and purposely limiting participation in the lowest margin and highly tactical sectors.

During 2005, the business continued to make very solid progress in a number of key areas:

In China, 6 new cities were added including Wuhan, in the provincial capital of Hubei. CITIC-Prudential now has 10 cities operational in China and a further new provincial capital, Jinan in Shandong, was added in January 2006. The main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographic expansion. Prudential has a real advantage in being able to leverage its existing Chinese speaking operations to help incubate new teams quickly. In 2005 new business APE for China increased by 47 per cent over 2004.

Strengthening distribution continues to be a major priority. In 2005 agent numbers grew by 26 per cent to over 170,000 with geographic expansion in India and China being a key driver (up 36 per cent and 37 per cent respectively). In Indonesia the business has excellent momentum and has increased agent numbers by 89 per cent during the year. In the Established Markets improving agency productivity is a key initiative and whilst this improved in 2005 there is still significant room for growth. Prudential's multi-channel distribution model in Korea is a real asset as, whilst volumes from direct campaigns such as a home shopping channel have waned and bank distribution has been limited by regulatory caps and industrial action, new business APE growth for 2005 of 88 per cent reflects great success in increasing the number of tied financial advisers (up 132 per cent) and extending the number of general agents (brokers).

Currently 75 per cent of Prudential's new business APE comes from its tied agency distribution and whilst this will remain the primary channel for some time, there is the potential to further expand alternate channels, particularly banks and direct marketing. Bancassurance with Standard Chartered Bank in Hong Kong continues to be especially successful and there is considerable potential particularly in Singapore, Malaysia and Taiwan over the short to medium term. The life business in Japan remains challenging and after piloting a Financial Adviser channel with little success and high running costs this was closed in
January 2006; the emphasis is now on developing profitable partnership distribution opportunities.

Taiwan's macro economic environment remains challenging with interest rates currently at record lows leading to negative spread issues affecting the whole industry, particularly on tranches of business sold pre 2002. Prudential has a comparatively small book of this business and remains confident that any potential deficits are more than adequately supported by the profitable new business, particularly unit-linked, it has been writing for a number of years. The Taiwanese life insurance industry is currently dominated by players pursuing short-term volume whereas Prudential remains firmly focussed on long-term profitability. In 2005 Prudential's new business APE mix was 73 per cent linked products compared to the industry total of 29 per cent and new business volumes were in line with 2004. New Business Profit (NBP) margins in Taiwan were 51 per cent compared to 61 per cent the previous year. The change is due to a higher proportion of capital efficient and popular new retirement focused regular premium unit-linked savings plan that is investment-orientated.

Prudential's increasing scale is enabling it to move ahead with plans for a step change in its operating platform. A new business processing hub was launched in Kuala Lumpur, Malaysia in early 2005 under the name Prudential Services Asia. This is already successfully processing business for the Malaysian and Singaporean life operations and plans are underway for a second hub to be launched in China.

Over  the  last  year  significant  progress  was  made  with  embedding  a risk management and compliance framework. Prudential employs 'three lines of defence'; the operational management in each business, strong risk management related functions and an independent internal audit function. Prudential's policies are clear that any breach of regulatory standards attributable to staff malpractice is unacceptable.

In financial terms, 2005 was another strong year. Prudential's, new business APE grew by 23 per cent to GBP731 million over 2004. The NBP margin was 56 per cent, compared to 61 per cent in 2004 representing changes in the average geographic mix (net 2 percentage points), economic assumption changes (net 2 percentage points) and product mix (net 1 percentage point). Looking at these changes in more detail, Korea and India now contribute 26 per cent of total APE compared to 18 per cent in 2004, average NBP margins in these countries are 37 per cent and 29 per cent respectively. The impact attributed to economic assumption changes is driven principally by increases to the risk discount rates in China and Korea. This was more than offset by a favourable shift in product mix in Korea where average margins remained slightly ahead of 2004 at 37 per cent. The other main product mix related impact was due to the lower margins on the retirement linked product in Taiwan as discussed above which led to a change in average margins from 61 per cent to 51 per cent.

With the exception of Taiwan, where although Prudential has increased the proportion of lower margin unit-linked product sales to 73 per cent from 49 percent these include the new lower margin retirement focussed product, all markets have increased NBP achieved over 2004.

Long term EEV operating profits of GBP576 million are up 22 per cent over 2004 and are driven by new business profits of GBP413 million and unwind of GBP162 million with small operating assumption changes and experience variances netting out to GBP1m.

IFRS operating profits increased 64 per cent to GBP195 million from GBP119 million in 2004, however 2005 does include a net GBP30 million from various non-recurring items including a net GBP44 million profit as previously disclosed at the half year and subsequently reduced by offset by GBP14 million of restructuring charges in Japan. Excluding these, growth was 39 per cent reflecting the steady increase in profits from the Established Markets with total IFRS operating profits of GBP127, million up 14 per cent, the emergence of profits on the IFRS basis from the new business being sold across the region and lower expenses in Japan.

Prudential Asia's high proportion of profitable, regular premium business combined with sound operational management means cashflows can be predicted with some certainty. As previously announced the business is on target to fund continued strong growth internally and begin remitting surplus cash back to the Group from 2006 onwards.

In summary, Prudential has an excellent track record of building a profitable business in Asia and the scale of the opportunity for continued growth is clear.

ASSET MANAGEMENT

Prudential's three asset management businesses are aligned with their respective markets in the UK, Asia and America. They operate under different brands and with different models, each of which is described further below.

M&G

GBP'm unless otherwise stated               2005       2004    Percentage Change

Gross investment flows                   7,916      5,845                  35%
Net investment flows                     3,862      2,004                  93%
Underlying profits before performance
related fees                               138        110                  25%
Total IFRS operating profit                163        136                  20%

M&G is Prudential's UK and European fund management business and has GBP149 billion of funds under management, of which GBP113 billion relates to Prudential's long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stockmarket, one of the largest bond investors in the UK and one of the UK's largest property investors.

M&G's operating profit in 2005 including performance-related fees (PRF) was GBP163 million, an increase of 20 per cent on last year. Underlying profit (excluding PRFs) of GBP138m was 25 per cent higher than in 2004, an extremely strong result given that the previous year included GBP7 million of non-recurring provision releases. Adjusting for this gives a like-for-like increase in profits of 34 per cent over 2004. This continues a strong upward trend which has seen underlying profits grow from GBP49 million in 2002 to GBP138 million last year, reflecting the strengths of M&G's diversified business, disciplined cost management and the successful development of new sources of revenue.

Performance-related fees in 2005 were GBP24 million, including GBP17 million as a result of several exceptionally profitable realisations by PPM Capital that are not expected to recur. M&G received GBP7 million of performance fees for managing Prudential's long-term and annuity funds, which continued to beat their strategic and competitor benchmarks during the year.

M&G enjoyed a record year for sales during 2005, with gross fund inflows increasing 35 per cent to GBP7.9 billion. Net fund inflows also grew significantly, almost doubling to GBP3.9 billion and external funds under management, which represent a quarter of M&G's total funds, rose by 26 per cent to GBP36.2 billion.

Gross fund inflows into M&G's retail businesses were their highest ever at GBP3.8 billion and were nearly double the previous year. Net retail fund inflows totalled GBP1.3 billion, more than triple those in 2004. In the UK, M&G generated the highest ever retail sales in its 75 year history across a combination of its equity, fixed income and property funds. M&G International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, more than tripled its funds under management during the year. M&G's South African business saw a doubling of retail funds under management. Retail fund performance continued to be very strong, especially M&G's equity funds which saw 92 per cent of funds beating their UK sector average over three years.

M&G's institutional business saw gross fund inflows of GBP4.1 billion. Significant growth in the areas of private finance and property helped net fund inflows increase 59 per cent to GBP2.5 billion. M&G continued its successful strategy of generating new revenue streams with attractive margins using expertise developed for internal funds, especially in the area of non-correlated assets such as leveraged loans. M&G broke new ground in this asset class during the year with the launch of Europe's first pure leveraged loan fund, the M&G European Loan Fund. The success of M&G's Collateralised Debt Obligation (CDO) programme also continued during 2005 with the launch of five new CDOs. In property, the development of external vehicles managed by Prudential Property Investment Managers (PruPIM) for third party clients delivered strong fund inflows.

Asia

GBP'm unless
otherwise
stated            2005       2004    Percentage   2005       2004   Percentage
                          (at CER)       Change           (at RER)      Change

Net investment
flows            1,327      1,293           3%   1,327      1,280           4%
Total IFRS
operating
profit*             12         20         (40%)     12         19         (37%)

*Underlying IFRS operating profit of GBP28m, offset by GBP16m of charges related to bond funds in Taiwan.

The Asian fund management business had GBP26.2 billion of funds under management as at 31 December, 2005, of which GBP10.1 billion related to third party funds in operations in India, Taiwan, Japan, Korea, Malaysia, Singapore and Hong Kong. Prudential is a top five foreign provider of mutual funds in all countries in which it operates with the exception of Japan where significant progress has been made in a very competitive market. In 2005, the fund management business continued to expand geographically with the securing of fund management licences in China, through a joint venture with CITIC, and in Vietnam. This takes the total number of countries in which the business has a presence to nine.

Operating profit from the Asian fund management operations was GBP12 million for the year, the decrease from 2004 reflecting the exceptional costs of GBP16 million incurred due to bond fund restructuring required as a result of industry wide issues in Taiwan.

The geographic expansion of the past few years has been matched by growth in market share, with Korea, Japan, India and Malaysia being notable successes. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits with underlying profits increasing from GBP9 million in 2001 to GBP28 million in 2005.

Net inflows from third parties of GBP1.3 billion were driven by strong net inflows in Japan of GBP905 million and Korea of GBP926 million though these were offset by net outflows in Taiwan of GBP745 million due to an unsettled bond fund market.

Total reported third party funds under management of GBP10.1 billion was up 13 per cent on 2004. In August last year, ICICI increased its stake in Prudential's India asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the year end numbers are reported at 49 per cent, resulting in a GBP1.5 billion reduction in funds under management for the year. On a comparable basis, full year 2005 funds under management grew 29 per cent on 2004.

PPM America

GBP'm unless
otherwise
stated          2005        2004   Percentage   2005        2004     Percentage
                         (at CER)      Change            (at RER)        Change

Funds Under
Management (GBP
bn)               41          40          3%      41          36           14%
Total IFRS
operating
profit            20          12         67%      20          12           67%


PPM America, based in Chicago, is Prudential's North American institutional investment manager, specialising in public and private fixed income and equity, and real estate securities, and, through its affiliate PPM Finance, Inc., commercial mortgage lending. At the end of 2005, PPM America had funds under management of GBP41 billion (including PPM Finance), of which 68 per cent relates primarily to JNL policyholder assets, 29 per cent to funds managed on behalf of other Prudential UK and Asian affiliates, and 3 per cent to funds managed for external clients, including CDOs and similar products.

In 2005 PPM America increased IFRS profits by 67 per cent, primarily due to a one-off GBP5 million revaluation related to investment vehicles managed by PPM America.

Banking

                                                      2005    2004 ** Percentage
                                                      GBPm    GBPm       Change

IFRS Operating Profit from Continuing Operations *
UK banking business                                     60       72        (17%)
Restructuring costs                                    (10)      (5)      (100%)
Transaction costs                                       (7)      (6)       (17%)
Other                                                    1        0        100%
                                                        44       61        (28%)
Highlights of UK banking business
Net interest income *                                  312      287          9%
Non-interest income *                                  215      209          3%
Cost-to-income ratio                                    43%      49%         -
Bad debts *                                           (241)    (182)       (32%)


* Continuing operations - excludes Egg France and Funds Direct.

** 2004 comparatives restated to IFRS basis, except for adjustments for IAS 32 and IAS 39 which have been adopted from 1 January 2005.

Egg is an innovative financial services company primarily offering banking products and services, specifically, unsecured personal loans, credit cards, mortgages and savings accounts. Egg is now one of the world's largest online banks with approximately 3.7 million predominantly young and upmarket customers acquired since launch.

Operating profit from the core UK banking business was GBP60 million, compared with GBP72 million in 2004. This result represents a strong performance given a very challenging set of market conditions with sharply reducing growth in unsecured borrowings, narrowing margins following the increase in average base rates and a sharp deterioration across the industry in underlying credit quality. Regulatory changes also impacted this year's business performance. In particular, the introduction of new measures into the sales processes of payment protection insurance products in 2005 has led to a significant reduction in income from these products across the industry.

Despite this market environment, Egg managed to increase margins on credit cards via increased pricing and through focussing on the active management of its existing customer base to maximise borrowing balances. The degree of deterioration in credit quality was at a level substantially below the market.

Egg has completed the re-focus on its successful core UK banking business over the last 12 months. The exit from France was completed in the first quarter of 2005 with total costs incurred within the provision established in 2004. In October 2005, Egg completed the sale of Funds Direct, its investment wrap platform business. Total operating profit from continuing operations in 2005 includes GBP10 million of restructuring costs.

This reorganisation aligned Egg's cost base with its strategic focus on the UK business and contributed to a GBP17 million reduction in total expenses between 2005 and 2004.

Transaction costs of GBP7 million were incurred during 2005 in relation to Prudential's acquisition of the minority shareholdings in Egg.

The immediate benefits from the restructuring implemented in early 2005, together with Egg's effective cost management contributed to the continued downward trend in Egg's cost to income ratio. It was 43 per cent for 2005, compared to 49 per cent and 53 per cent for 2004 and 2003 respectively.

The capital position at the end of the year continued to be very strong with total capital ratio of 14.8 per cent, improving from 12.5 per cent in 2004.

The launch of Egg Money in September has further strengthened the brand awareness and reinforced the innovative values of Egg. This product concept also reflects Egg's strategy of deepening its relationship with customers which is a key differentiator and route to higher levels of cross sales and ultimately a broader range of product offerings. Egg Money won an award from Which? for 'Best Money Innovation' in November 2005.

On the 1 December 2005, the Boards of Prudential and Egg announced a recommended Offer by Prudential for the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group. This represented approximately 21.7 per cent of the existing issued share capital of Egg.

The Offer valued the existing issued share capital of Egg at approximately GBP973 million, a 15 per cent. premium to the market capitalisation of Egg of GBP845 million on 30 November 2005, being the last Business Day prior to announcement of the Offer. Prudential offered 0.2237 New Prudential Shares for each Egg Share.

On the 23 January 2006 Prudential announced that it had received acceptances in respect of 80.3 per cent of the issued ordinary share capital that it did not already own bringing Prudential's ownership of the Egg Group to 95.7 per cent. Prudential also announced its intention to extend the offer until further notice.

On 20 February 2006, Egg shares were delisted from the Official List.

It is anticipated that the acquisition of the minority will enable Prudential and Egg to capitalise on the product capabilities, customer relationships and brand strengths of Prudential, M&G and Egg and will also facilitate the realisation of substantial annualised pre-tax cost savings, with GBP40 million expected to be realised by the end of 2007, as well as opportunities for revenue synergies.

FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered strong sales growth during 2005 with total new insurance sales up 13 per cent to GBP13.8 billion at constant exchange rates (CER). This resulted in record insurance sales of GBP2.1 billion on the annual premium equivalent (APE) basis, an increase of 15 per cent on 2004. At reported exchange rates (RER), APE was up 16 per cent on 2004. The strong growth is reflected across all regions with APE up on 2004 by 10 per cent in the UK, 13 per cent in the US and 23 per cent in Asia at CER.

Total gross investment sales for 2005 were GBP26.4 billion, up 6 per cent on 2004 at RER. Net investment flows of GBP5.2 billion were up 58 per cent on last year at RER.

Total investment funds under management in 2005 increased by 24 per cent from GBP37.2 billion to GBP46.3 billion at RER, reflecting net investment flows of GBP5.2 billion and net market and other movements of GBP3.9 billion.

At 31 December 2005, total insurance and investment funds under management were GBP234 billion, an increase of 19 per cent up from 2004 at RER.

Present value of new business premiums in 2005 increased by 12 per cent to GBP16.8 billion. Present value of new business premiums is the preferred basis of disclosing margin under EEV principles, and from the half year 2006 we will provide commentary on this basis. We will continue to provide detail on the APE basis for the foreseeable future until familiarity with the new basis of reporting is developed.

BASIS OF PREPARTION OF RESULTS

From 1 January 2005, Prudential is required to account for its long-term insurance business on an International Financial Reporting (IFRS) basis. In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

As a signatory to the European CFO Forum's EEV Principles, Prudential also reports supplementary results on the European Embedded Value (EEV) basis for the Group's long-term business, including asset management operations and service companies that support the long-term businesses. These results are combined with the IFRS basis results of the Group's other businesses.

Reference to operating profit relates to profit including the expected long-term rate of return on investments, but excludes exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

IFRS BASIS REPORTING

The European Union ("EU") requires that all listed European groups prepare their 2005 financial statements in accordance with EU approved International Financial Reporting Standards ("IFRS"). The IFRS basis replaces the previous Modified Statutory basis ("MSB") of reporting. To prepare the market for the changes the Group reported the impact of restating its 2004 results in its Economic and Financial Reporting announcement on 2 June 2005.

The announcement explained that the IFRS changes have been implemented in two stages. First, for the purposes of formal IFRS adoption from 1 January 2004 all standards other than IAS32 (financial instruments: Disclosure and Presentation), IAS39 (Financial Instruments: Recognition and Measurement), and IFRS4 (Insurance contracts) have been applied.

Due to the complications for the retrospective application, particularly for the banking industry for financial instruments, the IASB allowed adoption of these three standards from 1 January 2005. The Group has chosen to adopt this approach. However, mindful of the impact on the Group's insurance operations, particularly JNL, the Group has prepared supplementary proforma results that show the effect of adopting these standards if they had been applied in 2004 for those businesses. The two areas of change that are of particular relevance to Prudential's results are:

- Altered valuation bases for JNL derivatives and fixed income securities, and

- Recognition of the shareholders' share of deficits on defined benefit pension schemes in shareholders' equity.

In preparing its IFRS basis results the Group has chosen to continue to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items. The Group has also made a discretionary change of accounting policy at the same time as the adoption of IFRS standards. The change principally affects the determination of longer-term returns for JNL that are credited to operating results. Total profit before tax is unaffected by this change.

Total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial gains and losses on the Group's defined benefit pension schemes, and are expected to be more volatile as a result. In addition, IFRS basis shareholders' funds will be more volatile from period to period because of market value movements on fixed income securities of JNL which are classified as available for sale.

The adoption of IFRS does not have a significant impact on the business or the underlying financial position.

EUROPEAN EMBEDDED VALUE BASIS REPORTING

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO Forum's EEV Principles, Prudential has adopted EEV methodology for its 2005 year end results. This replaces the Achieved Profits basis of reporting. The main impact of the change from the Achieved Profits basis on the results arises from the effects of changes to the assumed level of locked in capital allocated to each business, the adoption of product specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from fund management and service operations that support the long-term business. In most other respects the approach that Prudential used for its Achieved Profits reporting already conforms to the requirements of the EEV Principles.

On the EEV basis, the shareholders' interest in the Group's long-term businesses comprises:

- the present value of future shareholder cashflows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in ("encumbered") capital;
- the locked-in ("encumbered") capital; and
- shareholders' net worth in excess of encumbered capital.

Stochastic valuations have been undertaken to determine the value of in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The Group EEV results also incorporate the effect of the discretionary change to the basis of determining longer-term investment returns included in operating profits and IFRS changes for pension scheme accounting and non-insurance operations as described below.

EEV BASIS OPERATING PROFITS

Total EEV basis operating profits from continuing operations were GBP1,712 million, up 33 per cent from 2004 at CER. At RER, the result was up 34 per cent. This result reflects a combination of strong growth in all the insurance and funds management businesses.

                     2005      2004   Percentage      2005      2004  Percentage
                            (at CER)      Change             (at RER)     Change
EEV Basis
Operating Profits
                    GBP'm     GBP'm                  GBP'm     GBP'm
   Insurance
   business
      UK              426       486        (12%)       426       486       (12%)
      US              741       384         93%        741       382        94%
      Asia            576       473         22%        576       460        25%
      Development
      expenses        (20)      (15)       (33%)       (20)      (15)      (33%)
                 --------   -------  ---------     -------   -------   --------
                    1,723     1,328         30%      1,723     1,313        31%
                 --------   -------  ---------     -------   -------   --------
   Fund
   management
   business
      M&G             163       136         20%        163       136        20%
      US broker
      dealer and
      fund
      management       24        15         60%         24        15        60%
      Curian          (10)      (29)        66%        (10)      (29)       66%
      Asia fund
      management       12        20        (40%)        12        19       (37%)
                 --------   -------  ---------     -------   -------   --------
                      189       142         33%        189       141        34%
                 --------   -------  ---------     -------   -------   --------
   Banking
      Egg (UK)         44        61        (28%)        44        61       (28%)

   Other income
   and
   expenditure       (244)     (243)         0%       (244)     (241)        1%
                 --------   -------  ---------     -------   -------   --------
   Operating
   profits from
   continuing
   operations       1,712     1,288         33%      1,712     1,274        34%
                 ========   =======  =========     =======   =======   ========

Prudential's insurance business achieved significant growth, both in terms of new business profits (NBP) and in-force profit, resulting in a 30 per cent increase in operating profit over 2004 at CER. In 2005, the Group has generated record new business profits (NBP) from insurance business of GBP867 million which was 15 per cent above 2004 at CER, driven by strong sales momentum across all markets. At RER, NBP was up 17 per cent. The average Group NBP margin was 41 per cent up from 40 per cent in 2004 on an APE basis and 5.2 per cent up from
5.0 per cent on a present value of premiums basis. The overall margin has been broadly maintained over the last two years, reflecting careful management of product mix within each business. In-force profit increased 48 per cent on 2004 at CER to GBP876 million. At RER, in-force profit was up 49 per cent. The in-force profit includes a GBP148 million charge in respect of a persistency assumption change in the UK and a credit in the US of GBP140 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business announced at the half year. In aggregate, net assumption changes were negative GBP54 million, with net positive experience variances and other items of GBP79 million.

Results from fund management and banking business were GBP233 million, an increase of 15 per cent at CER on 2004. This was mainly driven by the significant contribution from M&G.

Other income and expenditure was negative GBP244 million compared with negative GBP243 million at CER in 2004. This reflected an increase in investment return on centrally held assets and other income offset by higher interest payable and head office costs.

UK Insurance Operations

EEV basis operating profit of GBP426 million was down 12 per cent on 2004, 62 per cent of the profit attributable to the with-profits fund.

Prudential UK's new business profit remained in line with 2004 at GBP243 million. This was driven by the 10 per cent increase in APE sales volumes which was offset by a fall in the new business profit margin (from 30 per cent in 2004 to 27 per cent in 2005 on an APE basis). The movement in margin reflected the shift in product mix in 2005 as Prudential continued to expand its shareholder backed product range, however, throughout the year there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK in 2005 was 14 per cent achieving the 2007 target set at the time of the rights issue two years early. This increase was achieved by broadly maintaining or improving individual product IRR's during the year coupled with a favourable product mix.

UK in-force profit of GBP183 million was down 25 per cent on 2004. The profits arising from the unwind of discount from the in-force book were partially offset by adverse operating assumption changes and other experience variances.

At the half year, persistency assumptions were strengthened across a number of products, primarily in respect of with-profit bonds. This resulted in a charge of GBP148 million for 2005 on an EEV basis. In the case of PruBond, which accounts for a significant proportion of the assumption change, Prudential expected surrenders to fall after the favourable bonus declaration in February 2005. In the event, following the bonus declaration, customers continued to surrender their policies leading to a strengthening of the assumption by 40 per cent. The assumption change reflects Prudential's current experience and, post tax, represents three per cent of the overall embedded value of the UK business.

The persistency assumptions represent Prudential's current best estimate of future experience. In the case of PruBond, a product with no set maturity or term and no surrender penalties after five years, future customer behaviour may differ from past experience, making it difficult to anticipate future actual surrenders with certainty.

However, the attractiveness of PruBond as a long term investment is demonstrated by investment returns that a typical customer has achieved. A Prudence Bond policy will have seen its value increase from GBP10,000 to GBP18,137 over the ten years up to 6 April 2006. This payout represents an overall annualised return of 6.1 per cent over each of the last 10 years net of tax and charges.

Prudential continues to actively manage the conservation of its in-force book and is currently running within assumptions.

During the year, Prudential carried out a review of its mortality experience across all of its non-profit annuity business. As a result of this review, it strengthened the realistic and statutory male assumptions and weakened the realistic female assumptions to align the realistic assumptions with recent experience. The total effect of the changes was to reduce operating profits by GBP47m, of which the main reduction arose from increasing the cost of capital.

New annuity business written in 2005 has been priced on the new basis for both EEV and IFRS.

Other charges of GBP46 million in the UK include GBP45 million of costs associated with, complying with new regulatory requirements including Sarbanes Oxley, product development and distribution development; a negative GBP19 million expense variance; and a net positive GBP18 million of other items. Prudential believe the announced cost savings from UKIO and Egg's collaboration, together with other initiatives will lead to a lowering of the absolute cost base going forwards.

In 2005, Prudential wrote to 440,000 of its customers contracted-out of the State Second Pension ("S2P") and provided updated information and views to enable them to make an informed decision about whether to contract back into S2P or remain contracted-out, stating that Prudential believed that most people should contract back in for the 2005/6 tax year onwards. As a result of this we expect premiums from DWP rebate business to fall in 2006 and subsequent years.

US Operations

In the US, EEV operating profit from long-term operations was GBP741 million, up 93 per cent at CER and up 94 per cent from prior year at RER.

JNL new business profits of GBP211 million were up 45 per cent on 2004, reflecting a 13 per cent increase in APE sales, and a significant improvement in new business margin to 41 per cent from 32 per cent in 2004. On a present value of premiums basis, the margin increased from 3.2 per cent to 4.1 per cent. The improved margin reflects a favourable business mix; an increase in the spread assumption for fixed index annuities reflecting the spread being achieved; improved average policy sizes for variable and fixed annuities; economic assumption changes, including an increase in the equity risk premium; and benefits derived from product pricing. Pricing benefits include the fee increase, introduced in May 2004, on the Perspective II product. The margin on Institutional business improved due to the longer average duration contracts written by JNL during 2005.

The new business margin achieved on variable annuity business in 2005 was 50 per cent compared with 36 per cent in 2004. The improved margin was driven by economic assumption changes, and a full year of benefit associated with the re-pricing, in May 2004, of JNL's unbundled VA 'Perspective II'. The economic assumption changes include an increase in the equity risk premium from 3 per cent to 4 per cent which Prudential believe more accurately reflects the volatility of equities.

The fixed index annuity margin has improved from the prior year due to an increase in the long-term spread assumption from 175bps to 190bps, reflecting the spread being achieved.

For JNL, the average IRR on new business was 15 per cent which reflects JNL's strong pricing discipline.

In the US, the in-force profit of GBP530 million is 123 per cent up on 2004 at CER. The increase was primarily due to increased unwind of discount on the in-force business, an operating assumption change following price increases introduced on two older books of term life business (GBP140 million), and improved spread variance. The increase in the unwind of discount reflects the increase in risk discount rates, following an increase in the equity risk premium from 3 per cent to 4 per cent. Improved spread variance of GBP89 million is up from GBP41 million in the prior year, and reflects achieved spreads in excess of the current weighted portfolio target on the regular portfolio. The spread variance in 2005 also includes a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represent GBP60 million of the spread variance.

As a discretionary change of accounting policy, implemented at the same time as the adoption of IFRS, the Group has replaced the previous basis of five year averaging of gains and losses on bonds with a method that more closely reflects longer-term returns.

On the new basis, longer-term returns on fixed income securities comprise two elements. The first element is a risk margin reserve (RMR) charge for long-term default experience of GBP58 million for 2005. The present value of future RMR charges is reflected in the opening embedded value. The second element is amortisation of GBP53 million of interest related realised gains and losses. These gains and losses are amortised to operating profit over the bonds original maturities.

The excess or deficit of actual realised gains and losses for fixed income securities for the period over these components of longer-term returns is included in short-term fluctuations in investment returns as a separate component of total profit for the period.

Following this change of policy for JNL's EEV basis operating profit the component for longer-term returns for fixed income securities is expected in the future to be a more stable feature than on the previous basis, which was affected by the volatility of realised gains and losses over a five year period. Total profit, including actual investment returns, is unaffected by the change. Further details of the change of policy are explained in the notes to the EEV and IFRS basis results. In 2005, JNL experienced a net realised gain of GBP1 million on its corporate bond portfolio. This is reflected in total EEV basis profit before tax.

Asia Operations

EEV basis operating profit from long-term operations (excluding development and regional head office costs) was GBP576 million for the year, up 22 per cent at CER and 25 per cent at RER on 2004.

In Asia, NBP of GBP413 million was up 13 per cent at CER on 2004 with increased sales offset partially by NBP margin. During 2005, APE sales were up 23 per cent on 2004 and the NBP margins were 56 per cent on an APE basis and 10.2 per cent on a present value of premiums basis, compared with 61 per cent and 10.4 per cent respectively in 2004 at CER. The key drivers of lower margins in Asia compared to prior year were country mix (reduction of two percentage points), product mix - principally in Taiwan (reduction of one percentage point) and assumption changes (reduction of two percentage points).

Korea and India now contribute 26 per cent of total APE compared to 18 per cent in 2004, average NBP margins in these countries are 37 per cent and 29 per cent respectively. The impact attributed to economic assumption changes is driven principally by increases to the risk discount rates in China and Korea. This was more than offset by a favourable shift in product mix in Korea where average margins remained slightly ahead of 2004 at 37 per cent. The other main product mix related impact was due to the lower margins on the new retirement unit-linked product in Taiwan which led to a change in average margins from 61 per cent to 51 per cent.

Asia's in-force profit (before development expenses and the Asian fund management business) increased to GBP163 million in 2005 from GBP108 million in 2004 at CER. This reflects a higher value related to the unwind of the discount rate as the in-force business builds scale.

In Asia we have target IRRs on new business at a country level of 10 percentage points over the country risk discount rate. Risk discount rates vary from 5 per cent to 18 per cent depending upon the risks in each country market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

We have, however, exceeded the target in each of Asia's markets in 2005 except for Thailand and Japan, which have yet to reach scale. In aggregate, IRR on new business exceeded 20 per cent on average new business risk discount rates for 2005 of 9.8 per cent.

Asset Management, Banking and Other

M&G

M&G's operating profit was GBP163m, an increase of 20 per cent on last year. This included GBP24 million in performance-related fees (PRF), of which GBP17 million was earned by PPM Capital following another year of extremely profitable realisations on behalf of its clients. These are not expected to recur.

Underlying profit (excluding PRFs) of GBP138 million was 25 per cent higher than in 2004, an extremely strong result given that the previous year included GBP7m of non-recurring provision releases. Adjusting for this gives a like-for-like increase in profits of 34 per cent over 2004.

In the past few years, growth in income from M&G's existing businesses has been reinforced by the successful development of revenue streams from new activities. These include Prudential Finance, which manages Prudential's balance sheet for profit, private finance, including CDOs, and Prudential Property Investment Managers (PruPIM), which increasingly manages assets for external investors. In its retail businesses, sales of equity funds have risen significantly in both the UK, as a result of strong investment performance, and overseas, where M&G continues to build new distribution channels in selected European and other markets.

The benefits of this business diversification are clearly demonstrated by the strong upward trend in profits that M&G has posted - underlying profits have increased consistently from GBP49 million in 2002 to GBP138 million in 2005. Profits growth in 2005 was largely due to the impact of higher asset prices in equity and property markets, combined with the impact of positive net inflows over a period of several years. In addition, discipline continues to be exercised over costs, which have risen only slightly this year after four years in which they were held flat.

US broker dealer and fund management businesses

The broker dealer and fund management operations reported profits of GBP24 million, compared with GBP15 million in 2004, primarily due to a one-off GBP5 million revaluation related to an investment vehicle managed by PPM America.

Curian

Curian, which provides innovative fee-based separately managed accounts, recorded losses of GBP10 million in 2005, improved from losses of GBP29 million in 2004, as the business continues to build scale. At year end 2005 Curian had grown assets under management to $1.7 billion (GBP973 million) from $1.1 billion (GBP615 million) at year end 2004.

Asian fund management business

The fund management business in Asia has expanded into new markets in the past few years and is now in nine markets across Asia. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits.

Profit from the Asian fund management operations was GBP12 million for the year, down 37 per cent from 2004 reflecting the exceptional costs of GBP16 million incurred due to bond fund restructuring required as a result of industry wide issues in Taiwan. Underlying profit from the Asian fund management operations, excluding charges of GBP16 million, grew by 47 per cent to GBP28 million, a strong result indicative of the economies of scale the business is now generating. Adjusting for the reporting of India at 49 per cent from 26 August 2005 results in an increase in profits of 55 per cent over 2004.

At the Group level, profit before tax includes GBP4.5 million in profit attributable to realising value created in India when ICICI increased its stake in Prudential's Indian asset management joint venture from 45 per cent to 51 per cent.

Egg

Egg's total continuing operating profit in 2005 was GBP44 million, compared with GBP61 million in 2004. This reflected the increasingly challenging market conditions and GBP10 million restructuring costs incurred in the first half of 2005.

Operating profit of the core UK banking business was GBP60 million. The reduction from GBP72 million for 2004 primarily reflected the fact that although Egg successfully grew income by GBP31 million in a difficult market and cut GBP17 million from its cost base this was more than offset by an increase of GBP59 million in bad debts due to the changing mix in the portfolio, business growth plus a deterioration in credit quality driven by economic factors across the UK unsecured lending market.

The UK unsecured lending market only grew marginally in 2005 and indeed there was a net reduction in credit card balances in the second half of the year. Against this tough market environment, Egg managed to drive up the return on its credit card portfolio by focusing on growing interest bearing balances and successfully re-pricing the card to reflect the higher funding costs, given base rates had risen on average compared to 2004. This contributed to an increase of GBP32 million in net interest income.

As a result of the effective cost management, together with the benefits of re-organisation early this year, Egg's cost to income ratio continued its downward trend to 43 per cent for 2005, improving from 49 per cent and 53 per cent for 2004 and 2003 respectively.

In 2005, a sharp deterioration in credit quality has adversely affected the UK retail banking sector leading to an increase in impairment charges across the sector, including Egg, compared to expectations. The result Egg achieved, which we believe is better than average industry performance, is due to the tactical decision to tighten its lending criteria early in the credit cycle, active portfolio management and its underlying higher quality card portfolio.

Regulatory attention continues to be devoted to the creditor insurance market and we believe the introduction of new measures into the sales processes for payment protection products has led to a reduction of approximately 20 per cent on the commission revenue earned on this product across the banking sector. Egg experienced similar reductions, a solid performance for an online bank.

Through the acquisition of the minority interests of Egg and the closer partnership of Egg with Prudential UK life and pension businesses, Prudential expects to achieve total annualised pre-tax cost savings across the combined businesses of GBP40 million by the end of 2007. Costs of approximately GBP50 million pre-tax are estimated to be incurred from this restructuring. This will be provided for in 2006.

Other

Asia's development expenses (excluding the regional head office expenses) increased by 33 per cent at CER to GBP20 million, compared with GBP15 million in 2004. These development expenses primarily related to our newer operations and establishing our services hub in Malaysia.

Other net expenditure remained constant over 2004. This reflected other income as a result of the interest earned on the net proceeds from the 2004 Rights Issue offset by higher interest payable. Head office costs (including Asia regional head office costs of GBP30 million) were GBP100 million, up GBP19 million on 2004. The increase mainly reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards, EEV reporting, transaction costs related to buying in the minority interest in Egg, Sarbanes Oxley and other regulatory costs.

Total EEV Basis - Result Before Tax for Continuing Operations
(Year-on-year comparisons below are based on RER.)

The result before tax and minority interests was a profit of GBP2,244 million up 26 per cent on 2004. This reflects an increase in operating profit from GBP1,274 million to GBP1,712 million, together with a favourable movement of GBP431 million in short term fluctuations in investment returns from GBP570 million to GBP1,001 million. This is offset by a negative movement of GBP223 million due to changes in economic assumptions and a goodwill impairment charge of GBP120 million.

The UK component of short-term fluctuations in investment returns of GBP995 million primarily reflects the difference between an actual investment return for the with-profits life fund of 20 per cent and the long-term assumed return of 7 per cent.

The US short-term fluctuations in investment returns of GBP65 million include a positive GBP63 million in respect of the difference between actual investment returns and long-term returns included in operating profit. The primary factor was a return in excess of assumptions on limited partnership investments. It also includes a positive GBP4 million in relation to changed expectations of future profitability on variable annuity business in-force due to the actual separate account return exceeding the long-term return reported within operating profit.

In Asia, short-term investment fluctuations were GBP41 million, compared to GBP91 million last year. This mainly reflects improving equity markets in a number of countries.

Negative economic assumption changes of GBP349 million in 2005 compared with negative economic assumption changes of GBP126 million in 2004. Economic assumption changes in 2005 comprised negative GBP81 million in the UK, negative GBP3 million in the US and negative GBP265 million in Asia.

In the UK, economic assumption changes of negative GBP81 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rate. The increases arise because although interest rates have decreased over 2005, the equity risk premium assumption has increased from 3 per cent to 4 per cent.

In the US, economic assumption changes of negative GBP3 million primarily reflect increases in the risk discount rates following the increase in the equity risk premium from 3 per cent to 4 per cent, partially offset by an increase in the separate account return assumption.

Asia's negative economic assumption changes of GBP265 million primarily reflect the effect of lower bond yields in Taiwan which necessitated a reduction in the Fund Earned Rate assumptions. The economic scenarios used to calculate 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3 per cent to 5.4 per cent in 2013 and falls below 2.3 per cent for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9 per cent. This compares to a grading of 3.4 per cent at 31 December 2004 to 5.9 per cent by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cash flows.

The effect of change in the time value of cost of options and guarantees was positive GBP47 million for the year, consisting of GBP31 million, GBP11 million and GBP5 million for the UK, US and Asia, respectively.

Total EEV Basis - Result After Tax for Continuing Operations

The result after tax, minority interests and discontinued operations was GBP1,582 million. The tax charge of GBP653 million compares with a tax charge of GBP553 million in 2004. Minority interest in the Group results was GBP12 million.

The effective tax rate at an operating profit level was 21 per cent (2004: 27 per cent), reflecting the lower effective tax rates in the UK and certain Asian territories. The effective tax rate at a total EEV level was 29 per cent (2004:
31 per cent) on a profit of GBP2,244 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to the effect of impairment of goodwill (which does not attract tax relief), and the impact of short term fluctuations in investment returns and changes in economic assumptions not all of which are tax affected. The reduction in the 2005 effective tax rate arises from a number of factors, including settlement of a number of outstanding issues with HMRC and benefit taken for prior year losses incurred in France following a recent European Court of Justice decision.

Return on Embedded Value

Prudential's return on embedded value for 2005 was 15.7 per cent up from 13.4 per cent in 2004 reflecting the Groups' continued focus on profitable growth. The return is based on post-tax EEV operating profit from continuing operations as a percentage of opening embedded value.

INTERNATIONAL REPORTING STANDARDS (ifRS) RESULTS

IFRS Operating Profits (based on longer-term investment returns)

                          Proforma*                         Proforma*
                      2005     2004  Percentage       2005       2004 Percentage
                            (at CER)     Change               (at RER)    Change
IFRS Operating
Profits
                    GBP'm     GBP'm                  GBP'm      GBP'm

   Insurance
   business
      UK             400        296         35%        400        296       35%
      US             348        298         17%        348        296       18%
      Asia           195        119         64%        195        117       67%
      Asia
      development
      expenses       (20)       (15)       (33%)       (20)       (15)     (33%)
                  -------    -------   --------     -------    -------   -------
                     923        698         32%        923        694       32%
                  -------    -------   --------     -------    -------   -------
   Fund
   management
   business
      M&G            163        136         20%        163        136       20%
      US broker
      dealer and
      fund
      management      24         15         60%         24         15       60%
      Curian         (10)       (29)        66%        (10)       (29)      66%
      Asia fund
      management      12         20        (40%)        12         19      (37%)
                   -------    -------   --------     -------    -------  -------
                     189        142         33%        189        141       34%
                   -------    -------   --------     -------    -------  -------
   Banking
      Egg (UK)        44         61        (28%)        44         61      (28%)

   Other income
   and
   expenditure      (199)      (198)        (1%)      (199)      (197)      (1%)
                   -------    -------   --------     -------    -------  -------
   Operating
   profits from
   continuing
   operations        957        703         36%        957        699       37%
                   =======    =======   ========     =======    =======  =======

* The comparative IFRS results shown above are prepared on a 'proforma' basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes short-term fluctuations in investment returns, actuarial gains and losses of defined benefit pension schemes and exceptional items.

Group operating profit before tax from continuing operations on the IFRS basis was GBP957 million, an increase of 36 per cent on the pro forma IFRS basis for 2004 at CER. At RER, operating profit was up 37 per cent on prior year. This reflects strong growth in insurance and funds management businesses.

In the UK, IFRS operating profit increased 35 per cent to GBP400 million in 2005. This reflected a 9 per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2005 and February 2006, a 44 per cent increase in profits arising from annuities business, and IFRS profits arising from the Phoenix Life and Pensions transaction completed in June 2005.

In the US, IFRS operating profit of GBP362 million was up 27 per cent on 2004. IFRS operating profit for long-term business was GBP348 million, up 17 per cent from GBP298 million in 2004. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit is based on longer-term investment returns. In determining the US results, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest related realised gains and losses.

The growth in the US operations' long-term IFRS operating profit reflects a continued ability to deliver improved investment returns, with greater spread and fee income offset by higher amortisation of deferred acquisition costs
(DAC). In 2005, spread income was GBP119 million higher than in 2004, and included a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represented GBP60 million of spread income. JNL achieved record fee income during 2005, driven by a 42 per cent increase in separate account assets held at year end, and improved returns on these assets.

The 2004 result benefited from two one-off items, a favourable legal settlement of GBP28 million (GBP21 million after related charge to amortisation of deferred acquisition costs) and a positive GBP8 million adjustment arising from the adoption of new accounting guidance in SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts". This adjustment relates to a change in the method of valuing certain liabilities.

The improvement in non-long term business profits was primarily driven by reduced losses recorded by Curian, down to GBP10 million from GBP29 million in 2004, as the business continues to build scale. The result also benefited from an improvement in PPMA profits, primarily due to a one-off GBP5 million revaluation of an investment vehicle managed by PPMA.

Prudential Corporation Asia's operating profit for long-term business before development expenses of GBP20 million was GBP195 million, an increase of 64 per cent on 2004 at CER and included a net GBP44 million profit related to exceptional items reported at the half year subsequently reduced by GBP14 million in restructuring costs for Japan. At reported rates, operating profits were 67 per cent up on last year. The majority of this profit currently comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represent GBP127 million of the total operating profit in 2005, excluding exceptional items, compared to GBP111 million last year. In addition, markets such as Indonesia and Vietnam are becoming larger contributors to operating profits. Five life operations made IFRS losses: China and India which are relatively new businesses rapidly building scale, Thailand and Taiwan which are marginally loss making; and Japan where the loss increased over 2004 due to restructuring costs incurred during the year.

Total IFRS Profits - Result Before Tax for Continuing Operations
(Year-on-year comparisons below are based on RER.)

Total IFRS profits before tax attributable to shareholders and minority interests were GBP998 million in 2005, compared with GBP985 million on the pro-forma basis for 2004. The increase reflects: growth in operating profit of GBP258 million offset by a goodwill impairment charge of GBP120 million in relation to the Japanese Life business, decrease in short-term fluctuations in investment return, down GBP82 million from 2004 and a GBP43 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.

The development of the Japanese life business has been slower than expected and, following its restructuring and the annual impairment review, Prudential concluded that the purchased goodwill associated with this business of GBP120 million should be written off.

The results for discontinued operations reflects the sale of Jackson Federal Bank and the discontinuation of Egg's France and Funds Direct operations.

Total IFRS Profits - Result After Tax for Continuing Operations

Profit after tax and minority interests was GBP748 million compared with GBP602 million in 2004. The effective rate of tax on operating profits, based on longer-term investment returns, was 19 per cent (2004: 30 per cent). The effective rate of tax at the total IFRS profit level for continuing operations for 2005 was 24 per cent (2004: 29 per cent).The reduction in the 2005 effective tax rate arises from a number of factors, including settlement of a number of outstanding issues with HMRC and benefit taken for prior year losses incurred in France following a recent European Court of Justice decision.

Earnings per Share

Earnings per share, based on EEV basis operating profit after tax and related minority interests were 56.6 pence, compared to 43.2 pence in 2004. Earnings per share, based on IFRS operating profit after tax and related minority interests, were 32.2 pence, compared with a 2004 figure of 22.7 pence.

Basic earnings per share, based on total EEV basis profit from continuing operations for the year after minority interests, were 66.8 pence, compared with a figure of 56.8 pence in 2004. Basic earnings per share, based on IFRS profit from continuing operations for the year after minority interests, were 31.5 pence, in line with the 2004 figure.

Dividend per Share

We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

The Board recommends a full year dividend per share for 2005 of 16.32 pence, an increase of three per cent over the full year 2004 dividend of 15.84 pence.

Dividend cover based on reported post-tax IFRS operating profits from continuing operations is 1.9 times. Dividend cover based on reported IFRS operating profits from continuing operations and normalised tax rate of 30% is 1.7 times.

Balance sheet

Explanation of Balance Sheet Structure

The Group's capital on an IFRS basis comprises of shareholders' funds GBP5,194 million; subordinated long term and perpetual debt of GBP2,098 million; other core structured borrowings GBP1,093 million and the unallocated surplus of with-profits funds of GBP11.4 billion.

Subordinated or hybrid debt is debt capital which has some equity like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group's hybrid which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the Financial Conglomerates Directive (FCD).

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 debt and Lower Tier 2 debt. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called "Innovative Tier 1". At 31 December 2005, the Group (including Egg) held GBP865 million of Innovative Tier 1 capital, in the form of perpetual securities, GBP186 million Upper Tier 2 and GBP1,112 million of Lower Tier 2 capital. Following the implementation of the FCD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group's policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the Life Fund which have not yet been allocated either to policyholders or shareholders and which are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders' share of the surplus as it emerges from the fund over time.

Asset and Liability Management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products
Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the UK, the US and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including certain scenarios mandated by the US, the UK and Asian regulators.

Weighted Average Cost of Capital (WACC)

Our commitment to our shareholders is to maximise the value of Prudential over time by delivering superior financial returns. Prudential's weighted average cost of capital (WACC) is circa 9.2 per cent, which is based on the net core debt and shares outstanding at the end of 2005, an equity market premium of 4 per cent and a market Beta of 1.4. Prudential's WACC has increased since the end of 2004 largely due to an increase in the assumed equity risk premium. Prudential continues to retain a significant portion of the rights issue proceeds which results in a higher proportion of the Group's capital being funded by equity which, in turn results in a temporary increase in the Group's WACC over its long-term WACC.

Shareholders' Funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2005 were GBP10.3 billion, an increase of GBP1.7 billion from the 2004 year end level after restating for relevant IFRS changes. This 20 per cent increase primarily reflects: total EEV basis operating profit of GBP1,712 million; a GBP1,001 million favourable movement in short-term fluctuations in investment returns; and the positive impact of GBP442 million for foreign exchange movements. These were offset by: a GBP302 million negative movement due to changes in economic assumptions; a tax charge of GBP653 million; dividend payments of GBP325 million made to shareholders (net of scrip dividend); and the impairment charge of GBP120 million in respect of purchased goodwill associated with the Japanese life business.

At year-end 2005, the embedded value for the Asian business as a whole was GBP2.0 billion. The established markets of Hong Kong, Singapore and Malaysia contribute GBP1.8 billion to the embedded value generated across the region with Korea (GBP136 million) and Vietnam (GBP127 million) making further substantial contributions. Our other markets of China, India, Indonesia, Japan, Thailand and the Philippines in aggregate contribute GBP211 million in embedded value. Growth in embedded value for the Asian business as a whole has been partially offset by a negative embedded value in Taiwan of GBP311 million which includes the associated cost of economic capital, and reflects the low interest rate environment in Taiwan.

The current mix of business in Taiwan is weighted heavily towards unit-linked and protection products, representing 73 per cent and 16 per cent of new business APE in 2005, respectively. As a result, interest rates have little effect on new business profitability and a 1 per cent reduction in assumed interest rates would reduce new business margins in Taiwan by only 2 percentage points. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A 1 per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a GBP174 million decrease in Taiwan's embedded value. A similar 1 per cent positive shift in interest rates would increase embedded value by GBP106 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a 1 per cent decrease in interest rates, along with all consequential changes noted above, would result in only a 6 per cent decrease to Asia's embedded value.

Statutory IFRS basis shareholders' funds at 31 December 2005 were GBP5.2 billion. This compares with GBP4.7 billion on the proforma IFRS basis, at 31 December 2004. The increase primarily reflects: profit after tax of GBP760 million and positive foreign exchange movements of GBP268 million, offset by dividend payments to shareholders (net of scrip dividend) of GBP325 million.

Cash Flow

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.


                                                          FY 2005      FY 2004
                                                             GBPm         GBPm

Cash remitted by business units :
   UK life fund transfer*                                     194          208
   UK other dividends (including special dividend)            103          100
   JNL                                                         85           62
   Asia                                                        73           67
   M&G                                                         62           84
                                                      -----------   ----------
Total cash remitted to Group                                  517          521

Net interest paid                                            (115)        (119)
Dividends paid                                               (378)        (323)
Scrip dividends and share options                              55          119
                                                      -----------   ----------
Cash remittances after interest and dividends                  79          198

Tax received                                                  107           34
Corporate activities                                          (66)         (56)
                                                      -----------   ----------
Cash flow before investment in businesses                     120          176

Capital invested in business units :
   UK                                                        (249)        (189)
   Asia                                                      (169)        (158)
                                                      -----------   ----------
Total capital invested in business units                     (418)        (347)
                                                      -----------   ----------

Decrease in cash before Rights Issue proceeds                (298)        (171)

Rights Issue proceeds                                           0        1,021
                                                      -----------   ----------
(Decrease) increase in cash                                  (298)         850
                                                      ===========   ==========

* In respect of prior year's bonus declarations.

The Group holding company received GBP517 million in cash remittances from business units in 2005 (2004: GBP521 million) comprising the shareholders' statutory life fund transfer of GBP198 million relating to the 2004 bonus declarations, of which GBP194 million was remitted from the UK and GBP4 million from Asia, together with other remittances from subsidiaries of GBP319 million. This includes a special dividend of GBP100 million from the PAC shareholders' funds in respect of profit arising from earlier business disposals and a separate payment of $150 million from JNL. The reduced transfer from M&G is due to a higher level of reinvestment in 2005 in new activities together with a remittance of surplus cash in 2004.

After net dividends and interest paid, there was a net cash inflow of GBP79 million (2004: GBP198 million).

During 2005, the Group holding company paid GBP66 million in respect of corporate activities and received GBP107 million in respect of tax. Tax received in 2004 of GBP34 million included an exceptional payment of around GBP60 million related to the sale of equity securities backing the general insurance business. The GBP107 million balance in 2005 represents surrendered tax losses reimbursed by the Group. The Group invested GBP418 million (2004: GBP347 million) in its business units, comprising GBP249 million in its UK Operations and GBP169 million in Asia. During 2006, Prudential continues to expect that Asia will be a net capital provider to the Group.

In  aggregate  this gave rise to a  decrease  in cash of GBP298  million  (2004:
GBP850 million increase, after Rights Issue proceeds).

As a result of the bonus declarations made in February 2005 and February 2006, the shareholder transfer is expected to be GBP223 million in 2006, including the Hong Kong branch.

Cash invested to support the UK business in 2006 will be less than 2005, up to GBP230 million depending on the mix of business written and the opportunities available.

Shareholders' Borrowings and Financial Flexibility

Net core structural borrowings at 31 December 2005 were GBP1,611 million compared with GBP1,236 million at 31 December 2004. This reflects the net cash outflow of GBP298 million, exchange conversion losses of GBP92 million and IFRS adjustments of negative GBP15 million.

After adjusting for holding company cash and short-term investments of GBP1,128 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2005 totalled GBP2,739 million, compared with GBP2,797 million at the end of 2004. This decrease reflected the repayment of US$250 million bonds, the issuance of US$300 million Perpetual Subordinated Capital Securities, the repayment of GBP171 million of short-term borrowings, exchange conversion losses of GBP98 million and IFRS adjustments noted above.

Core long-term loans at the end of 2005 included GBP1,830 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. GBP1,010 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson National Life (JNL).

Prudential has in place an unlimited global commercial paper programme. At 31 December 2005 commercial paper of GBP408 million, US$1,538 million and EUR228 million has been issued under this programme. Prudential also has in place a GBP5,000 million medium-term note (MTN) programme. At 31 December 2005 subordinated debt outstanding under this programme were GBP435 million and EUR520 million, and senior debt outstanding was US$18 million. In addition the holding company has access to GBP1,500 million committed revolving credit facilities, provided by 15 major international banks and a GBP500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group's insurance and asset management operations are funded centrally. Egg, as a separate bank, is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2005, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholder funds) was 13.5 per cent compared with 12.6 per cent at 31 December 2004.

Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor's and Moody's respectively, while short-term ratings are A1+ and P-1.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 10.8 times in 2005 compared with 9.3 times in 2004.

Treasury Policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential's capital funding programme, which includes the GBP5,000 million medium-term note programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson National Life uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential's policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders' funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2005 is discussed elsewhere in this Financial Review.

unallocated surplus of with-profits funds

During 2005, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on a statutory basis, grew from GBP8.3 billion at 1 January (after the effect of adoption of IFRS and the realistic reporting regime in the UK) to GBP11.3 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2005 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

Regulatory capital Requirements

The Financial Conglomerates Directive ("FCD"), which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive ("IGD"), as implemented by the Financial Services Authority ("FSA"). The FSA has implemented the FCD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance-led conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Directive and the Insurance Company Accounts Directive.

The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements. In practice, whether Prudential is classified as a financial conglomerate or insurance group, there is very little difference in application of the rules. This is because the FSA has decided to make the test mandatory from 31 December 2006 to all insurance groups.

Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential are complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

There have been two additional FSA requirements applicable this year: Firstly, the elimination of goodwill in the valuation of non-insurance subsidiaries, for which we had already factored in the full impact in our disclosure of the 2004 IGD position, ahead of the FSA's rules coming into force. Secondly, accounting for pension fund deficits, which has had an approximate GBP0.1bn impact this year to the 2005 FCD position.

The FCD position will be submitted to the FSA by 30 April 2006 but is currently estimated to be around GBP825 million.

The European Union is continuing to develop a new prudential framework for insurance companies, "the Solvency II project". The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. In particular, companies will be encouraged to improve their risk management processes, including making use of internal economic capital models to enable a better understanding of the business. The emphasis on transparency and comparability would help ensure a level playing field.

Solvency II is being led by the European Commission's ("EC") Internal Market Director-General, with formal "Level 1" agreement by the European Parliament and Council on framework directive made after a full consultation process. The detailed regulatory requirements are negotiated at "Level 2" with the EC receiving guidance from the European Insurance and Occupational Pensions Committee ("EIOPC") where HM Treasury represents the UK.

The EC have directed the Committee of European Insurance and Occupational Pensions Supervisors ("CEIOPS"), where the FSA represents the UK, to provide guidance on many technical aspects of the framework ("Level 3"). CEIOPS will also develop voluntary guidance for national regulators to ensure consistent interpretation of Level 2 measures. To this end, the EC and CEIOPS have jointly issued Calls for Advice in order to incorporate broader feedback from industry, for which Prudential has actively engaged in mainly through its participation in the European Chief Risk Officer ("CRO") Forum.

Financial Strength of Insurance Operations

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of around GBP9.0 billion compared with GBP6.8 billion at the end of 2004. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets were valued at around GBP8.0 billion before a deduction for the risk capital margin.

The PAC long-term fund is rated AA+ by Standard & Poor's and Aa1 by Moody's.

The table below shows the change in the investment mix of Prudential's main with-profits fund:

                                            1999           2004           2005
                                               %              %              %
----------------------------             -------        -------        -------
UK equities                                   58             33             40
International equities                        14             15             19
Property                                      11             18             15
Bonds                                         13             29             21

Cash and other asset classes                   4              5              5
----------------------------             -------        -------        -------
Total                                        100            100            100
----------------------------             -------        -------        -------

For the main UK with-profits fund 83 per cent of fixed income securities are investment grade with 25 per cent rated AA or above. For Prudential Annuities Limited 95 per cent of the fixed income securities are investment grade with 48 per cent rated AA or above. For Prudential Retirement Income Limited 98 per cent of total assets are investment grade with 57 per cent rated AA or above.

With-profits contracts are long-term contracts with relatively low guaranteed amounts, this combined with the strong financial position of the fund enables Prudential to invest primarily in equities and property. At the end of 2005 the equity backing ratio (equity plus property) was nearly 74 per cent which reflects an approximate 10 per cent increase in the equity exposure over the year with a corresponding reduction in the bond, and, to a lesser extent the property, exposure - a strategy driven by the perceived attractive pricing of equities relative to other assets in the earlier part of 2005, which led us to move back into equities. To some extent this is a retracing of the substantial (and successful) equity reduction strategy implemented towards the end of the late 90's 'bubble' period. The fund remains extremely well diversified geographically, by asset type and within the underlying stock portfolios, which we believe is an attractive feature of the Prudential with-profits proposition. It helps reduce risk or expected volatility by insulating the total fund from potential weakness in any particular market or stock. The active management of the asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

The investment return on the Prudential main with-profits fund was 20 per cent in the year to 31 December 2005 compared with the rise in the FTSE All Share (Total Return) Index of 22 per cent over the same period. Over the last ten years the with-profits fund has consistently generated positive fund returns with 3, 5 and 10 year compound returns of 16.6 per cent per annum, 7.1 per cent per annum and 10.1 per cent per annum respectively, compared with corresponding increases in the FTSE All Share index (Total Return) of 18.5 per cent, 2.2 per cent and 7.9 per cent. These returns demonstrate the benefits of the fund's strategic asset allocation and long-term outperformance.

United States

The capital adequacy position of Jackson National Life remains strong, having improved the capital ratio from 8.5 per cent in 2004 to 9.2 per cent in 2005. JNL's statutory capital, surplus and asset valuation reserve position improved year on year by $434 million, after deducting the $150 million of capital remitted to the parent company. JNL's financial strength is rated AA by Standard & Poor's (negative outlook) and A1 by Moody's.

JNL's invested asset mix on a US regulatory basis (including Jackson National Life of New York but excluding policy loans and reverse repo leverage) is as follows:

                                              2003          2004          2005
                                                 %             %             %
---------------------------------------    -------       -------       -------
Bonds:
Investment Grade Public                         58            60            58
Investment Grade Private                        19            19            19
Non Investment Grade Public                      5             4             5
Non Investment Grade Private                     2             2             2
Commercial Mortgages                            10            11            11
Private equities and real estate                 4             3             3
Equities, cash and other assets                  2             1             2
---------------------------------------    -------       -------       -------
Total                                          100           100           100
---------------------------------------    -------       -------       -------

Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 20 per cent of non-linked funds are invested in equities.

Both Singapore and Malaysia have discrete life funds, and in 2005 good investment returns saw their free asset ratios increase. The Hong Kong life operation is a branch of Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

REDRESS OF MORTGAGE ENDOWMENT PRODUCTS

Prudential Assurance's main long-term business with-profits fund paid compensation of GBP24 million in 2005 in respect of mortgage endowment product mis-selling claims and held provisions of GBP63 million at 31 December 2005 to cover further claims. These compensation payments and provisions have had no impact on policyholders' asset shares. As a result, policyholders' bonuses and the shareholder's share of these bonuses are unaffected, resulting in no impact on the Group's profit before tax.

A provision of GBP6 million was held at 31 December 2005 by shareholders' funds to cover potential compensation in respect of mis-selling claims for Scottish Amicable mortgage endowment products sold since the acquisition of Scottish
Amicable in 1997. In addition, a provision of GBP50 million was held at 31 December 2005 for the closed Scottish Amicable Insurance Fund (SAIF) in respect of mortgage endowment products sold prior to acquisition. This provision has no impact on shareholders. No further Scottish Amicable mortgage endowment products were sold after April 2001.

Inherited Estate

The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the 'inherited estate' and represents the major part of the working capital of Prudential's long-term fund which enables the Company to support with-profits business by:


   - providing the benefits associated with smoothing and guarantees;

   - providing investment flexibility for the fund's assets;

   - meeting the regulatory capital requirements, which demonstrate solvency;

   - absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the FSA, the company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential's with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the with-profits sub-fund would not impact the Company's bonus or investment policy. The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. Therefore the maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

Defined Benefit Pension Schemes

The Group operates four defined benefit schemes, three in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS17 (for subsidiary accounting in the UK), and IAS19 for the Group financial statements. FRS17 and IAS19 are very similar. As at 31 December, 2005 the shareholders' share of the deficit of these schemes amounted to GBP153 million net of related tax relief.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2002 and this valuation demonstrated the Scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of GBP376 million. As a result, no change in employers' contributions from the current 12.5 per cent of salaries has been required until now.

The PSPS valuation as at 5 April 2005 is currently being finalised and is expected to show a small deficit on the actuarial basis. The Company expects that for 2006 and future years the employers contributions for ongoing service of current employees will approximately double whilst, in addition, deficit funding amounts designed to eliminate the actuarial deficit over a ten year period will be made. Total contributions to the scheme for these two components are expected to be of the order of GBP70-75 million per annum over a ten year period. This compares with contributions in 2005 of GBP19 million.

Under IAS19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it would require assets of the Scheme to be valued at their market value at the year-end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. Under IAS19, for 2005, a GBP22 million pre-tax shareholder charge to operating results based on longer-term returns arises, outside the operating result, but included in total profits is a pre-tax shareholder charge of a further GBP51 million. This is comprised of two components. First, GBP31 million of net actuarial gains arises on the movement in the shareholders' share of the scheme deficits. The second component is a charge of GBP20 million which arises from the need under UK GAAP (when applied to the Group's insurance contracts under IFRS) to set aside amounts for future expenses on certain contracts. The GBP20 million charge reflects the increase relating to the increased future contributions for ongoing service.

Surpluses and deficits on the Group's defined benefit schemes are apportioned to the Prudential Assurance Company (PAC) life fund and shareholders' funds based on estimates of employees' service between them. Previously, for the purposes of memorandum FRS17 disclosure the deficit on the PSPS scheme has been apportioned in the ratio 80/20 between the life fund and shareholder backed operations. During the year additional analysis has been undertaken and the ratio reassessed as 70/30. At 31 December 2005 the total share of the deficits on the PSPS and much smaller Scottish Amicable scheme amounted to GBP295 million net of related tax relief.

PRUDENTIAL PLC 2005 RESULTS

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*

                                                         2005 GBPm  2004 GBPm
--------------------------------------                    --------   --------
UK Insurance Operations                                        426        486
M&G                                                            163        136
Egg                                                             44         61
--------------------------------------                    --------   --------
UK Operations                                                  633        683
US Operations                                                  755        368
Asian Operations                                               568        464
Other Income and Expenditure                                  (244)      (241)
--------------------------------------                    --------   --------
Operating profit from continuing operations based on
longer-term investment returns                               1,712      1,274
Goodwill impairment charge                                    (120)         -
Short-term fluctuations in investment returns                1,001        570
Shareholders' share of actuarial and other gains and
losses of defined benefit pension schemes                      (47)       (12)
Effect of changes in economic assumptions and time value
of cost of options and guarantees                             (302)       (48)
--------------------------------------                    --------   --------
Profit from continuing operations before tax                 2,244      1,784
--------------------------------------                    --------   --------

Operating earnings per share from continuing operations
after related tax and minority interests*                     56.6p      43.2p
Basic earnings per share                                      66.9p      53.7p
Shareholders' funds, excluding minority interests         GBP10.3bn   GBP8.6bn
--------------------------------------                    --------   --------



International Financial Reporting Standard (IFRS) Basis Results**

Statutory IFRS basis results                                  2005          2004
-------------------------------------                    ---------      --------
Profit after tax attributable to equity holders of the
Company                                                    GBP748m       GBP517m
Basic earnings per share                                     31.6p         24.4p
Shareholders' funds, excluding minority interests         GBP5.2bn      GBP4.5bn
-------------------------------------                    ---------      --------

Supplementary IFRS basis information                      Based on      Based on
-------------------------------------               statutory IFRS     pro forma
                                                     basis results  IFRS results
                                                              2005          2004
                                                         ---------      --------
Operating profit from continuing operations
based on longer-term investment returns                    GBP957m       GBP699m
Profit after tax attributable to equity
holders of the Company                                     GBP748m       GBP602m
Operating earnings per share from continuing
operations after related tax and minority interests**        32.2p         22.7p
Basic earnings per share                                     31.6p         28.4p
Shareholders' funds, excluding minority interests         GBP5.2bn      GBP4.7bn
-------------------------------------                    ---------      --------

                                                              2005          2004

-------------------------------------                    ---------      --------
Dividends per share declared and paid in reporting
period                                                      15.95p        15.48p
Dividends per share relating to reporting period            16.32p        15.84p
Funds under management                                    GBP234bn      GBP197bn
-------------------------------------                    ---------      --------

*EEV basis results

The EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Previously the Group has reported Embedded Value based supplementary information on the Achieved Profits basis.

Operating earnings per share is calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority  interest.  These profits  exclude  goodwill  impairment  charges,  the post-tax effects of short-term fluctuations in investment returns, the shareholder's share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions, and changes in the time value of cost of options and guarantees. The amounts for these items are included in the calculation of EEV basis basic earnings per share.

**IFRS basis results

The basis of preparation reflects the formal adoption of IFRS basis reporting for the 2005 results. This basis of reporting was anticipated in the Company's interim reporting in July 2005 and which, on all substantive matters the basis of measurement and presentation of IFRS basis results included in this announcement, is the same as applied at that time.

References to "Statutory IFRS basis" results throughout this announcement reflect results contained in the statutory basis financial statements for 2005. These statements incorporate changes from the basis of preparation for the 2004 financial statements that were included in determining the interim 2005 results. These changes reflect:

(i) Measurement changes arising from policies the Group has applied on the adoption of all IFRS standards, other than IAS 32 (Financial Instruments:
Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement), and IFRS 4 (Insurance Contracts), from 1 January 2004. The 2005 results include the effect of adoption of those three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group has applied in its 2005 financial statements in so far as they affect the summary results included in this announcement.

(iii) A discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

The pro forma IFRS basis results included in this announcement are included as supplementary information and are not results that form part of the Group's financial statements. The pro forma IFRS results reflect the application of the statutory IFRS changes noted above and the estimated effect on the Group's results for 2004 if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group's insurance operations.

Operating earnings per share is calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interest. These profits exclude goodwill impairment charges, and the post-tax effects of short-term fluctuations in investment returns, and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The amounts for these items are included in the calculation of IFRS basis basic earnings per share.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

RESULTS SUMMARY
                                                           2005 GBPm 2004 GBPm
-------------------------------------                       --------  --------
UK Insurance Operations                                          426       486
M&G                                                              163       136
Egg                                                               44        61
-------------------------------------                       --------  --------
UK Operations                                                    633       683
US Operations                                                    755       368
Asian Operations                                                 568       464
Other Income and Expenditure                                    (244)     (241)
-------------------------------------                       --------  --------
Operating profit from continuing operations based on
longer-term investment returns                                 1,712     1,274
Goodwill impairment charge                                      (120)        -
Short-term fluctuations in investment returns                  1,001       570
Shareholders' share of actuarial and other gains and losses
of defined benefit pension schemes                               (47)      (12)
Effect of changes in economic assumptions and time value of
cost of options and guarantees                                  (302)      (48)
-------------------------------------                       --------  --------
Profit from continuing operations before tax (including
actual investment returns)                                     2,244     1,784
Tax                                                             (653)     (553)
-------------------------------------                       --------  --------
Profit from continuing operations after tax before minority
interests                                                      1,591     1,231
Discontinued operations (net of tax)                               3       (94)
-------------------------------------                       --------  --------
Profit for the year                                            1,594     1,137
-------------------------------------                       --------  --------
Attributable to:
Equity holders of the Company                                  1,582     1,138
Minority interests                                                12        (1)
-------------------------------------                       --------  --------
Profit for the year                                            1,594     1,137
-------------------------------------                       --------  --------

Earnings per share                                              2005      2004
-------------------------------------                       --------  --------
Continuing operations
From operating profit, based on longer-term investment
returns, after related tax and minority interests               56.6p     43.2p
Adjustment for goodwill impairment charge                       (5.1)p       -
Adjustment from post-tax longer-term investment returns to
post-tax actual investment returns (after related minority
interests)                                                      27.8p     17.1p
Adjustment for post-tax shareholders' share of actuarial and
other gains and losses on defined benefit pension schemes       (1.4)p    (0.3)p
Adjustment for post-tax effect of changes in economic
assumptions and time value of cost of options and guarantees   (11.1)p    (3.2)p
-------------------------------------                       --------  --------
Based on profit from continuing operations after minority
interests                                                       66.8p     56.8p
-------------------------------------                       --------  --------

Discontinued operations
Based on profit (loss) from discontinued operations after
minority interests                                               0.1p     (3.1)p
-------------------------------------                       --------  --------
Based on profit for the year after minority interests           66.9p     53.7p
-------------------------------------                       --------  --------
Average number of shares (million)                             2,365     2,121
-------------------------------------                       --------  --------

Dividends per share                                             2005      2004
-------------------------------------                       --------  --------
Dividends per share relating to reporting period
Interim dividend (2005 and 2004)                                5.30p     5.19p
Final dividend (2005 and 2004)                                 11.02p    10.65p
-------------------------------------                       --------  --------
Total                                                          16.32p    15.84p
-------------------------------------                       --------  --------

Dividends per share declared and paid in reporting period
Interim dividend for current period                             5.30p     5.19p
Final dividend for prior period                                10.65p    10.29p
-------------------------------------                       --------  --------
Total                                                          15.95p    15.48p
-------------------------------------                       --------  --------

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

                           Insurance Products*  Investment Products*      Total
                          -------------------   -------------------  -----------------
                         2005 GBPm  2004 GBPm 2005 GBPm  2004 GBPm 2005 GBPm 2004 GBPm
 -----------------------    ------     ------    ------     ------    ------    ------
UK Operations                7,276      6,538     7,916      5,845    15,192    12,383
US Operations                5,023      4,420       414        418     5,437     4,838
Asian Operations             1,485      1,172    18,457     19,068    19,942    20,240
-----------------------     ------     ------    ------     ------    ------    ------
Group Total                 13,784     12,130    26,787     25,331    40,571    37,461
-----------------------     ------     ------    ------     ------    ------    ------


INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS*

                                                                             Annual Premium
                                                                             and Contribution
                                   Single                Regular               Equivalents
                                  --------              ---------           -------------------
                           2005 GBPm 2004 GBPm    2005 GBPm  2004 GBPm     2005 GBPm  2004 GBPm
-----------------------      -------   -------      -------    -------       -------     ------
UK Insurance Operations

Direct to customer
Individual annuities             720       630            -          -            72         63
Individual pensions and
life                              29        19           11         10            14         12
Department of Work and
Pensions rebate business         244       265            -          -            24         27
-----------------------      -------   -------      -------    -------       -------     ------
Total                            993       914           11         10           110        102
-----------------------      -------   -------      -------    -------       -------     ------
Business to Business
Corporate pensions               242       153          146        137           170        152
Individual annuities             212       229            -          -            21         23
Bulk annuities                   511       474            -          -            51         47
-----------------------      -------   -------      -------    -------       -------     ------
Total                            965       856          146        137           242        222
-----------------------      -------   -------      -------    -------       -------     ------
Intermediated distribution
Life                           1,112     1,001            6          5           118        105
Individual annuities             995     1,180            -          -           100        118
Individual and corporate
pensions                         108       189           25         25            36         44
Department of Work and
Pensions rebate business          83        89            -          -             8          9
-----------------------      -------   -------      -------    -------       -------     ------
Total                          2,298     2,459           31         30           262        276
-----------------------      -------   -------      -------    -------       -------     ------
Partnerships
Life                             814       790            3          2            84         81
Individual and
bulk annuities                 1,814     1,249            -          -           182        125
-----------------------      -------   -------      -------    -------       -------     ------
Total                          2,628     2,039            3          2           266        206
-----------------------      -------   -------      -------    -------       -------     ------
Europe
Life                             201        89            -          2            20         11
-----------------------      -------   -------      -------    -------       -------     ------
Total UK
Insurance
Operations                     7,085     6,357          191        181           900        817
-----------------------      -------   -------      -------    -------       -------     ------
US Operations
Fixed annuities                  788     1,130            -          -            79        113
Fixed index annuities            616       429            -          -            62         43
Variable annuities             2,605     1,981            -          -           261        198
Life                              11        16           14         12            15         14
Guaranteed Investment
Contracts                        355       180            -          -            35         18
GIC - Medium
Term Notes                       634       672            -          -            63         67
-----------------------      -------   -------      -------    -------       -------     ------
Total US Operations            5,009     4,408           14         12           515        453
-----------------------      -------   -------      -------    -------       -------     ------
Asian Operations
China                             17         9           23         16            25         17
Hong Kong                        289       255           83         78           112        103
India (Group's
26% interest)                      4         5           57         33            57         33
Indonesia                         42        38           42         28            46         32
Japan                             30        17            4          7             7          9
Korea                             29        36          132         60           135         64
Malaysia                           9         7           66         61            67         62
Singapore                        284       199           58         47            86         67
Taiwan                           124        88          150        143           162        151
Other                              9         8           33         37            34         38
-----------------------       ------    ------       ------     ------        ------     ------
Total Asian Operations           837       662          648        510           731        576
-----------------------       ------    ------       ------     ------        ------     ------
Group Total                   12,931    11,427          853        703         2,146      1,846
-----------------------       ------    ------       ------     ------        ------     ------

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts.

INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT *

                          1 Jan 2005  Gross inflows  Redemptions       Market and  31 Dec 2005
                                                                  other movements
                              GBPm           GBPm         GBPm             GBPm         GBPm
 -----------------------      ------         ------     --------         --------       ------
UK Operations               28,705          7,916       (4,054)           3,629       36,196
US Operations                  550            414         (116)             125          973
Asian
Operations                   8,538         18,457      (17,130)             267       10,132
-----------------------       ------         ------     --------         --------       ------
Group Total                 37,793         26,787      (21,300)           4,021       47,301
-----------------------       ------         ------     --------         --------       ------

* The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, namely falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 (Insurance Contracts) as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

UK and Asia investment products referred to in the tables above are unit trusts, mutual funds and similar types of fund management arrangements. US investment products relate to asset under administration in Curian. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS*

Results Analysis by Business Area                          2005 GBPm   2004 GBPm
-------------------------------------                       --------    --------
UK Operations
New business                                                   243         241
Business in force                                              183         245
-------------------------------------                       --------    --------
Long-term business                                             426         486
M&G                                                            163         136
Egg                                                             44          61
-------------------------------------                       --------    --------
Total                                                          633         683
-------------------------------------                       --------    --------
US Operations
New business                                                   211         145
Business in force                                              530         237
-------------------------------------                       --------    --------
Long-term business                                             741         382
Broker-dealer and fund management                               24          15
Curian                                                         (10)        (29)
-------------------------------------                       --------    --------
Total                                                          755         368
-------------------------------------                       --------    --------
Asian Operations
New business                                                   413         355
Business in force                                              163         105
-------------------------------------                       --------    --------
Long-term business                                             576         460
Fund management                                                 12          19
Development expenses                                           (20)        (15)
-------------------------------------                       --------    --------
Total                                                          568         464
-------------------------------------                       --------    --------
Other Income and Expenditure
Investment return and other income                              42           0
Interest payable on core structural borrowings                (175)       (154)
Corporate expenditure:
Group Head Office                                              (70)        (51)
Asia Regional Head Office                                      (30)        (29)
Charge for share-based payments for Prudential schemes         (11)         (7)
-------------------------------------                       --------    --------
Total                                                         (244)       (241)
-------------------------------------                       --------    --------
Operating profit from continuing operations based on
longer-term investment returns                               1,712       1,274
-------------------------------------                       --------    --------

Analysed as profits (losses) from:
New business                                                   867         741
Business in force                                              876         587
-------------------------------------                       --------    --------
Long-term business                                           1,743       1,328
Asia development expenses                                      (20)        (15)
Other operating results                                        (11)        (39)
-------------------------------------                       --------    --------
Total                                                        1,712       1,274
-------------------------------------                       --------    --------

* EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES (excluding minority interests)


                                                                                       2005 GBPm 2004 GBPm
----------------------------------------                                                  ------    ------
Profit for the year (net of minority interests)                                            1,582     1,138
Items recognised directly in equity:

Cumulative effect of changes in accounting principles on
adoption of IAS 32, IAS 39 and IFRS 4, net of applicable
taxes, at 1 January 2005                                                                     (25)        -
Unrealised valuation movements on securities classified as
available-for-sale from 1 January 2005                                                        (1)        -
Movement on cash flow hedges                                                                  (4)        -
Exchange movements                                                                           377      (239)
Related tax                                                                                   65        (1)
Proceeds from Rights Issue, net of expenses                                                    -     1,021
Other new share capital subscribed                                                            55       119
Dividends                                                                                   (380)     (323)
Reserve movements in respect of share-based payments                                          15        10
Treasury shares:
Movement in own shares in respect of share-based payment
plans                                                                                          0        (2)
Movement on Prudential plc shares purchased by unit trusts
consolidated under IFRS                                                                        3        14
----------------------------------------                                                  ------    ------
Net increase in shareholders' capital and reserves                                         1,687     1,737
----------------------------------------                                                  ------    ------
Shareholders' capital and reserves at beginning of year (excluding minority interests):
As previously reported on the Achieved Profits basis                                       8,596     7,005
Adjustments on implementation of statutory IFRS (excluding
IAS 32, IAS 39 and IFRS 4)                                                                   165        15
Adjustments on implementation of European Embedded Value
(EEV) methodology                                                                           (147)     (143)
----------------------------------------                                                  ------    ------
As restated on EEV basis                                                                   8,614     6,877
----------------------------------------                                                  ------    ------
Shareholders' capital and reserves at end of year
(excluding minority interests)                                                            10,301     8,614
----------------------------------------                                                  ------    ------

Comprising:
----------------------------------------                                                  ------    ------
UK Operations:
Long-term business                                                                         5,132     4,228
M&G:
Net assets                                                                                   245       297
Acquired goodwill                                                                          1,153     1,153
Egg                                                                                          303       273
----------------------------------------                                                  ------    ------
                                                                                           6,833     5,951
US Operations                                                                              3,418     2,570
Asian Operations:
Net assets                                                                                 2,070     1,631
Acquired goodwill                                                                            172       292
Other operations:
Holding company net borrowings                                                            (1,724)   (1,299)
Other net liabilities                                                                       (468)     (531)
----------------------------------------                                                  ------    ------
                                                                                          10,301     8,614
----------------------------------------                                                  ------    ------


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS
SUMMARISED CONSOLIDATED BALANCE SHEET

                                                        2005 GBPm    2004 GBPm
--------------------------------------                    -------      -------
Total assets less liabilities, excluding insurance
funds                                                     174,258      148,682
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds            (169,064)    (144,193)
Less shareholders' accrued interest in the long-term
business                                                    5,107        4,125
--------------------------------------                    -------      -------
                                                         (163,957)    (140,068)
--------------------------------------                    -------      -------
Total net assets                                           10,301        8,614
--------------------------------------                    -------      -------
Share capital                                                 119          119
Share premium                                               1,564        1,558
Statutory basis shareholders' reserves (following
adoption of IFRS)                                           3,511        2,812
Additional EEV basis retained profit                        5,107        4,125
--------------------------------------                    -------      -------
Shareholders' capital and reserves (excluding minority
interest)                                                  10,301        8,614
--------------------------------------                    -------      -------

*Including liabilities in respect of insurance products classified as investment products under IFRS 4.

NET ASSET VALUE PER SHARE
                                                             2005         2004
--------------------------------------                    -------      -------
Based on EEV basis shareholders' funds of GBP10,301m
(GBP8,614m)                                                    432p         363p
Number of shares at year end (million)                      2,387        2,375



PART 2

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

BASIS OF PREPARATION OF RESULTS

The European Embedded Value (EEV) basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards.

The EEV results for the Group include the results for the covered business on the EEV basis. These results are then combined with the IFRS basis results for the Group's other operations.

With two exceptions, covered business comprises the Group's long-term business operations. The definition of long-term business operations is consistent with previous practice under the Modified Statutory Basis and Achieved Profits basis reporting and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US Operations, contracts that are in substance the same as Guaranteed Investment Contracts but do not fall within the technical definition. Under the EEV principles, the results for covered business now include the projected margins of attaching internal fund management.

The exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and in respect of the Group's defined benefit pension schemes. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. As regards the Group's defined benefit pension schemes, the deficits attaching to the Prudential Staff Pension Scheme and Scottish Amicable Pension Scheme are excluded. These deficits are partially attributable to the PAC with-profits fund and shareholder backed long-term business.

Previously, the Group has reported supplementary information on the Achieved Profits basis for its interim and full year financial reporting. The adoption of EEV basis reporting in place of Achieved Profits basis reporting reflects developments through the CFO Forum to achieve a better level of consistency, an improved embedded value methodology, and is applied by the major European insurance companies in their financial reporting.

Except where indicated in this announcement, the Group has applied the same methodology as previously advised with the announcement of 2004 EEV results on 13 December 2005.

ECONOMIC ASSUMPTIONS

Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK and US long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential's economists in respect of each territory, to the risk free rate. In the UK the equity risk premium is 4.0% (2004 - 3.0%) above risk free rates. The equity risk premium in the US is also 4.0% (2004 - 3.0%). In Asia, equity risk premiums range from 3.0% to 5.75%. Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial assumptions.

                                                                  31 Dec 2005   31 Dec 2004
----------------------------------------                             --------      --------
UK Insurance Operations
Risk discount rate
New business                                                            7.55%          7.1%
In-force                                                                 7.7%          7.1%
Pre-tax expected long-term nominal rates of investment return:
UK equities                                                              8.1%          7.6%
Overseas equities                                                8.1% to 8.75%  7.3% to 8.3%
Property                                                                 6.4%          6.3%
Gilts                                                                    4.1%          4.6%
Corporate bonds                                                          4.9%          5.5%
Expected long-term rate of inflation                                     2.9%          2.9%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)                                  7.1%          6.8%
Life business                                                            6.3%          5.9%

US Operations (Jackson National Life)
Risk discount rate:
New business                                                             6.9%          6.1%
In-force                                                                 6.1%          5.8%
Expected long-term spread between earned rate and rate credited to
policyholders for single premium deferred
annuity business                                                        1.75%         1.75%
US 10 year treasury bond rate at end of period                           4.4%          4.3%
Pre-tax expected long-term nominal rate of
return for US Equities                                                   8.4%          7.3%
Expected long-term rate of inflation                                     2.4%          2.6%


Asian Operations

                    Hong                                                   Hong
                    Kong                                                   Kong
          China     (iii)   India  Indonesia   Japan    Korea    China     (iii)   India  Indonesia    Japan    Korea
         31 Dec   31 Dec   31 Dec     31 Dec  31 Dec   31 Dec   31 Dec   31 Dec   31 Dec     31 Dec   31 Dec   31 Dec
           2005     2005     2005       2005    2005     2005     2004     2004     2004       2004     2004     2004
Risk
discount
rate
New
business   12.0%     5.9%    16.5%     17.5%    5.0%    10.3%     10.0%    4.7%    16.0%     18.75%     5.0%     7.1%
In-force   12.0%    6.15%    16.5%     17.5%    5.0%    10.3%     10.0%    5.0%    16.0%     18.75%     5.0%     7.1%
Expected
long-term
rate
of
inflation   4.0%    2.25%     5.5%      6.5%    0.0%    2.75%      3.0%   2.25%    5.25%      7.75%     0.0%    2.75%
Government
bond yield  9.0%     4.8%    10.5%     11.5%    1.8%     5.8%     7.25%    4.9%   10.25%      13.0%     1.9%     3.9%



          Malaysia Philippines Singapore Taiwan Thailand Vietnam Malaysia Philippines Singapore Taiwan Thailand Vietnam
                                            (ii)                                                   (ii)
            31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
              2005        2005      2005   2005     2005    2005     2004        2004      2004   2004     2004    2004
Risk
discount
rate
New
business      9.4%       16.5%      6.7%   9.0%   13.75%   16.5%     9.0%      16.25%      6.3%   7.1%    13.5%   15.5%
In-force      9.0%       16.5%      6.8%   9.4%   13.75%   16.5%     8.7%      16.25%      6.4%   8.2%    13.5%   15.5%
Expected
long-term
rate
of
inflation     3.0%        5.5%     1.75%  2.25%    3.75%    5.5%     3.0%       5.25%     2.25%  2.25%    3.75%    4.5%
Government
bond yield    7.5%       10.5%      4.5%   5.5%    7.75%   10.5%     7.0%       10.5%      5.0%   5.5%    7.75%   9.75%



                                                   Asia Total         Asia Total
                                                  31 Dec 2005        31 Dec 2004
Weighted risk discount rate (i)
New business                                             9.8%               8.0%
In force                                                 8.4%               7.9%


(i) The weighted discount rates for the Asian Operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around 2% trend towards 5.5% at 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3% to 5.4% in 2013 and falls below 2.3% for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9%. This compares to a grading of 3.4% at 31 December 2004 to 5.9% by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii) Assumptions for US dollar denominated business which comprises the larger proportion of the in-force Hong Kong business.

(iv) Assumed equity yields

The most significant equity holdings in Asian Operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for these three territories at 31 December 2005 (2004) were 8.6% (7.3%), 9.3% (9.75%) and 12.8%
(12.25%) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK Insurance Operations

Interest rates are projected using a two-factor model calibrated to actual market data.

The  risk   premium  on  equity   assets  is  assumed  to  follow  a  log-normal
distribution.

The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process.

Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-less bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below:

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied are as follows:

                                                             Standard Deviation
---------------------------------------                            ------------
Government bond yield                                                      2.0%
Corporate bond yield                                                       5.5%
Equities
UK                                                                        18.0%
Overseas                                                                  16.0%
Property                                                                  15.0%
---------------------------------------                            ------------

Jackson National Life

Interest rates are projected using a log-normal generator calibrated to actual market data.

Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality.

Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6% to 28.1% depending on risk class, and the standard deviation of returns for bond funds ranges from 1.4% to 1.8%.

Asian Operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18% to 26%, and the volatility of government bond yields ranges from 1.6% to 8.9%.

NOTES ON THE EEV BASIS RESULTS

a) The EEV basis results for 2005 and 2004 have been derived from the EEV basis results supplement to the Company's statutory accounts for 2005. The supplement included an unqualified audit report from the auditors.

b) Under the EEV basis, the operating profit from new business represents the profitability of new long-term insurance business written in the year, and the operating profit from business in force represents the profitability of business in force at the start of the year. These results are combined with the IFRS basis results of the Group's other operations including banking and fund management business.

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group's continuing operations including longer-term investment returns. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the underlying performance in the year of the Group's continuing operations.

The recurrent items that are excluded from operating profit are short-term fluctuations in investment returns, the effects of changes in economic assumptions on shareholders' funds at the start of the year, the change in the time value of the cost of financial options and guarantees attributable to changes in economic circumstances, and actuarial gains and losses on defined benefit pension schemes.

c) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the life of the business in force.

d) Consistent with prior periods for the Taiwan operation, the projections include an assumption of phased progression of the bond yields of around 2% towards 5.5% at 31 December 2012 as described in the section on economic assumptions of this announcement. This takes into account the effect on bond values of interest rate movements. The principal cause of the GBP265m charge for the effect of changed economic assumptions is the reduction in short-term earned rates in Taiwan. This reduction has the effect of delaying the emergence of the expected long-term rate.

The EEV basis embedded value of the Taiwan life operation at 31 December 2005 was GBP(311)m with sensitivities to bond rates as follows:

- A 100 basis point fall in starting bond rates would reduce embedded value by GBP108m.
- A 100 basis point increase in starting bond rates would increase embedded value by GBP104m.
- A 100 basis point parallel decrease in bond rates with an equivalent adjustment to the risk discount would reduce embedded value by GBP174m.
- A 100 basis point parallel increase in bond rates with an equivalent adjustment to the risk discount rate would increase embedded value by GBP106m.

e) Additional analysis of the Group's EEV basis results and sensitivities of these results to alternative assumptions can be found at the Group's website at www.prudential.co.uk or on request.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

CONSOLIDATED INCOME STATEMENT

                                                         2005 GBPm     2004 GBPm
                                                                         (note C)
--------------------------------------                    --------       -------
Gross premiums earned                                       15,225        16,408
Outward reinsurance premiums                                  (197)         (256)
--------------------------------------                    --------       -------
Earned premiums, net of reinsurance                         15,028        16,152
Investment income                                           24,013        15,750
Other income                                                 2,084         2,002
--------------------------------------                    --------       -------
Total revenue (note D)                                      41,125        33,904
--------------------------------------                    --------       -------
Benefits and claims and movement in unallocated
surplus of with-profits funds                              (33,100)      (26,593)
Acquisition costs and other operating expenditure           (5,552)       (5,563)
Finance costs: interest on core structural
borrowings of shareholder financed operations                 (208)         (187)
Goodwill impairment charge                                    (120)            -
--------------------------------------                    --------       -------
Total charges (note D)                                     (38,980)      (32,343)
--------------------------------------                    --------       -------
Profit before tax* (note D)                                  2,145         1,561
Tax attributable to policyholders' returns                  (1,147)         (711)
--------------------------------------                    --------       -------
Profit before tax attributable to shareholders                 998           850
                                                          --------       -------
Tax expense (note M)                                        (1,388)         (951)
Less: tax attributable to policyholders' returns             1,147           711
                                                          --------       -------
Tax attributable to shareholders' profit (note M)             (241)         (240)
--------------------------------------                    --------       -------
Profit from continuing operations after tax                    757           610
Discontinued operations (net of tax)                             3           (94)
--------------------------------------                    --------       -------
Profit for the year                                            760           516
--------------------------------------                    --------       -------
Attributable to:
Equity holders of the Company                                  748           517
Minority interests                                              12            (1)
--------------------------------------                    --------       -------
Profit for the year                                            760           516
--------------------------------------                    --------       -------

Earnings per share
--------------------------------------                    --------       -------
Basic (based on 2,365m and 2,121m shares respectively)
Based on profit from continuing operations
attributable to the equity holders of the Company             31.5p         27.5p
Based on profit (loss) from discontinued
operations attributable to the equity holders of
the Company                                                    0.1p         (3.1)p
--------------------------------------                    --------       -------
                                                              31.6p         24.4p
--------------------------------------                    --------       -------
Diluted (based on 2,369m and 2,124m shares respectively)
Based on profit from continuing operations
attributable to the equity holders of the Company             31.5p         27.5p
Based on profit (loss) from discontinued
operations attributable to the equity holders of
the Company                                                    0.1p         (3.1)p
--------------------------------------                    --------       -------
                                                              31.6p         24.4p
--------------------------------------                    --------       -------
Dividends per share
--------------------------------------                    --------       -------
Dividends relating to reporting period
Interim dividend (2005 and 2004)                              5.30p         5.19p
Final dividend (2005 and 2004)                               11.02p        10.65p
--------------------------------------                    --------       -------
Total                                                        16.32p        15.84p
--------------------------------------                    --------       -------
Dividends declared and paid in reporting period
Interim dividend for current period                           5.30p         5.19p
Final dividend for prior period                              10.65p        10.29p
--------------------------------------                    --------       -------
Total                                                        15.95p        15.48p
--------------------------------------                    --------       -------

* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

SUMMARY OF STATEMENT OF CHANGES IN EQUITY

                                                    2005                                   2004
                                      Shareholders' Minority        Total  Shareholders' Minority    Total
                                           equity   interest       equity        equity  interest   equity
                                             GBPm      GBPm          GBPm          GBPm      GBPm     GBPm
-----------------------------------      --------    ------        ------      --------    ------   ------
Reserves
Profit for the year                           748        12           760           517        (1)     516
Items recognised directly in equity:
Exchange movements                            268                     268          (172)              (172)
Movement on cash flow hedges                   (4)        1            (3)
Unrealised valuation movements on
securities classified as
available-for-sale from 1 January
2005 (see note H)
Unrealised holding losses arising
during the year                              (773)                   (773)
Less reclassification adjustment
for losses included in the income
statement                                      22                      22
Related change in amortisation
of deferred income and acquisition
costs                                         307                     307
Related tax                                   218                     218            12                 12
-----------------------------------      --------    ------        ------      --------    ------   ------
Total items recognised directly in
equity                                         38         1            39          (160)              (160)
-----------------------------------      --------    ------        ------      --------    ------   ------
Total income and expense for the year         786        13           799           357        (1)     356
-----------------------------------      --------    ------        ------      --------    ------   ------
Cumulative effect of changes in
accounting policies on adoption of
IAS 32, IAS 39 and IFRS 4, net of
applicable taxes at 1 January 2005
(note G)                                      226        (3)          223
Dividends                                    (380)                   (380)         (323)              (323)
Reserve movements in respect of
share-based payments                           15        (1)           14            10                 10
Change in minority interest arising
principally from purchase and sale of
venture investment companies and
property partnerships of the PAC
with-profits fund                                        26            26                       1        1

Share capital and share premium
---------------------------------
Proceeds from Rights Issue, net of
expenses                                                                          1,021              1,021
Other new share capital
subscribed                                     55                      55           119                119

Treasury shares
-----------------
Movement in own shares
purchased in respect of share-based
payment plans                                   0                       0            (2)                (2)
Movement on Prudential plc shares
purchased by unit trusts consolidated
under IFRS                                      3                       3            14                 14
-----------------------------------      --------    ------        ------      --------    ------   ------
Net increase in equity                        705        35           740         1,196         0    1,196
-----------------------------------      --------    ------        ------      --------    ------   ------
At beginning of year:
As previously reported under
UK GAAP                                     4,281        71         4,352         3,240       107    3,347
Changes arising from adoption of
IFRS (note F)                                 208        66           274            53        30       83
-----------------------------------      --------    ------        ------      --------    ------   ------
As restated under IFRS                      4,489       137         4,626         3,293       137    3,430
-----------------------------------      --------    ------        ------      --------    ------   ------
At end of year                              5,194       172         5,366         4,489       137    4,626
-----------------------------------      --------    ------        ------      --------    ------   ------


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS
                                                                          31 Dec
CONSOLIDATED BALANCE SHEET                                      31 Dec 2004 GBPm
----------------------------------                           2005 GBPm  (note F)
                                                               -------   -------
Assets
--------
Goodwill:
Attributable to PAC with-profits fund                              607       784
Attributable to shareholders                                     1,341     1,461
----------------------------------                             -------   -------
Total                                                            1,948     2,245
----------------------------------                             -------   -------
Other intangible assets (primarily deferred acquisition
costs):
PAC with-profits fund (note I)                                      35       798
Other operations                                                 2,405     2,244
----------------------------------                             -------   -------
Total                                                            2,440     3,042
----------------------------------                             -------   -------
Other non-investment and non-cash assets:
Property, plant and equipment                                      910       967
Reinsurers' share of policyholder liabilities                    1,278     1,018
Deferred tax assets                                                755       827
Current tax recoverable                                            231       159
Accrued investment income                                        1,791     1,733
Other debtors                                                    1,318     1,188
----------------------------------                             -------   -------
Total                                                            6,283     5,892
----------------------------------                             -------   -------
Investments of long-term business, banking and other
operations:
Investment properties                                           13,180    13,303
Investments accounted for using the equity method                    5         5
Financial investments:
Loans and receivables                                           13,245    12,430
Equity securities and portfolio holdings in
unit trusts                                                     71,985    54,466
Debt securities                                                 82,471    76,374
Other investments                                                3,879     2,537
Deposits                                                         7,627     5,271
----------------------------------                             -------   -------
Total                                                          192,392   164,386
----------------------------------                             -------   -------
Held for sale assets                                               728       100
Cash and cash equivalents                                        3,586     4,341
----------------------------------                             -------   -------
Total assets                                                   207,377   180,006
----------------------------------                             -------   -------


Equity and liabilities
------------------------
Equity
Shareholders' equity (note K)                                    5,194     4,489
Minority interests                                                 172       137
----------------------------------                             -------   -------
Total equity                                                     5,366     4,626
----------------------------------                             -------   -------

Liabilities
Banking customer accounts                                        5,830     6,607

Policyholder liabilities and unallocated surplus of
with-profits funds*
Insurance contract liabilities                                 120,436         -
Investment contract liabilities with discretionary
participation features                                          26,523         -
Investment contract liabilities without discretionary
participation features                                          12,026         -
Technical provisions in respect of non-linked business               -   104,996
Technical provisions for linked liabilities                          -    24,066
Unallocated surplus of with-profits funds:
Reflecting application of 'realistic' basis provisions for
UK regulated with-profits funds                                 11,357         -
Reflecting previous UK GAAP basis of provisioning                    -    16,149
----------------------------------                             -------   -------
Total                                                          170,342   145,211
----------------------------------                             -------   -------

Core structural borrowings of shareholder-financed
operations:
Subordinated debt (other than Egg)                               1,646     1,429
Other                                                            1,093     1,368
----------------------------------                             -------   -------
                                                                 2,739     2,797
Egg subordinated debt                                              452       451
----------------------------------                             -------   -------
Total                                                            3,191     3,248
----------------------------------                             -------   -------
Other borrowings:
Operational borrowings attributable to
shareholder-financed operations (note L)                         6,432     6,421
Borrowings attributable to with-profits funds (note L)           1,898     2,137

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and
repurchase agreements                                            4,529     3,819
Net asset value attributable to unit holders of
consolidated unit trusts and similar funds                         965       808
Current tax liabilities                                            962     1,018
Deferred tax liabilities                                         2,991     2,279
Accruals and deferred income                                       506       655
Other creditors                                                  1,478       996
Provisions                                                         972     1,006
Other liabilities                                                1,769     1,175
Held for sale liabilities                                          146         -
----------------------------------                             -------   -------
Total                                                           14,318    11,756
----------------------------------                             -------  -------
Total liabilities                                              202,011   175,380
----------------------------------                             -------   -------
Total equity and liabilities                                   207,377   180,006
----------------------------------                             -------   -------

* The presentation of insurance and investment contracts liabilities to policyholders reflects the adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005. The comparative liabilities for 2004 reflect the previous UK GAAP basis.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

CONSOLIDATED CASH FLOW STATEMENT

                                                          2005 GBPm  2004 GBPm
----------------------------------------                    -------     ------
Cash flows from operating activities (note (i))

Profit before tax (note (ii))                                 2,145      1,561
Changes in operating assets and liabilities
Investments                                                 (21,462)   (14,741)
Banking customer accounts                                      (861)      (330)
Other non-investment and non-cash assets                       (970)      (105)
Policyholder liabilities (including unallocated surplus)     21,126     13,639
Other liabilities (including operational borrowings)            180      1,061
Interest income and expense and dividend income included
in                                                           (8,410)    (7,371)
profit before tax
Other non-cash items                                              0         73
Operating cash items:
Interest receipts                                             5,946      5,660
Dividend receipts                                             2,680      1,853
Tax paid                                                       (573)      (450)
----------------------------------------                    -------     ------
Net cash flows from operating activities                       (199)       850
----------------------------------------                    -------     ------
Cash flows from investing activities
Purchases of property, plant and equipment                     (160)      (227)
Proceeds from disposal of property, plant and equipment           6          4
Acquisition of subsidiaries, net of cash balances (note
(iii))                                                          (68)       (92)
Disposal of subsidiaries, net of cash balances (note            252        218
(iii))                                                      -------     ------
----------------------------------------
Net cash flows from investing activities                         30        (97)
----------------------------------------                    -------     ------
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note (iv)):
Issue                                                           168        344
Redemption                                                     (308)       (61)
Interest paid                                                  (204)      (189)
With-profits operations (note (v)):
Interest paid                                                    (9)        (9)
Equity capital:
Issues of ordinary share capital                                 55      1,140
Dividends paid                                                 (380)      (323)
----------------------------------------                    -------     ------
Net cash flows from financing activities                       (678)       902
----------------------------------------                    -------     ------

Net (decrease) increase in cash and cash equivalents           (847)     1,655
Cash and cash equivalents at beginning of year                4,341      2,756
Effect of exchange rate changes on cash and cash                 92        (70)
equivalents                                                 -------     ------
----------------------------------------
Cash and cash equivalents at end of year (note (vi))          3,586      4,341
----------------------------------------                    -------     ------


Notes

(i) The adjusting items to IFRS basis income include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, operational interest receipts and payments, dividend receipts, income tax paid and cash flows in respect of assets categorised as available-for-sale investments. The most significant elements of the adjusting items are the changes in operating assets and liabilities made up as shown above.

(ii)  Profit  before  tax  represents  income,  net  of  post-tax  transfers  to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(iii) Purchases and sales of subsidiaries shown above include purchases and sales of venture subsidiaries of the PAC with-profits fund.

(iv) Structural borrowings of shareholder-financed operations consists of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

(v) Structural borrowings of with-profits operations relate solely to the GBP100m 8.5% undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture subsidiaries, are categorised as operating activities in the presentation above.

(vi) Under IFRS the cash flow statement comprises consolidated cash flows for the Group as a whole, including those of long-term business funds. Of the cash and cash equivalents amounts of GBP3,586m and GBP4,341m, GBP263m and GBP325m represent cash and cash equivalents of the parent company and related finance subsidiaries.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE STATUTORY BASIS RESULTS

A. Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31
December 2005. These statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), as required by EU law (IAS Regulation EC 1606 / 2002).

The Group has applied all IFRSs and interpretations adopted by the EU at 31 December 2005, and has early adopted the amendment to IAS 39 (The fair value option) and IAS 19 (Employee benefits) (as amended in 2004).

Compared to the UK GAAP basis of presentation, the statutory IFRS basis results reflect the application of:

(i) Measurement and recognition changes arising from policies the Group has applied on the adoption of all IFRS standards, other than IAS 32 (Financial
Instruments:  Disclosure  and  Presentation),  IAS  39  (Financial  Instruments:
Recognition and Measurement), and IFRS 4 (Insurance Contracts), from 1 January 2004. The 2005 results include the effect of these three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group has applied in its 2005 financial statements in so far as they affect the summary results included in this preliminary announcement.

In addition, compared to the basis of preparing supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns has been applied. This change was first applied in the Group's Interim 2005 results.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2005 or 2004 but is derived from the 2005 accounts. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies and those for 2005, prepared under International Financial Reporting Standards as adopted by the EU, will be delivered following the Company's Annual General Meeting. The auditors have reported on both those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

B. Effects of adoption of IFRS basis reporting

The changes of accounting policy that arise on the conversion to IFRS basis reporting are numerous and extend to many items of income, expenditure, assets and liabilities. Comprehensive details of the changes were included with the announcement of restated 2004 comparative results on 2 June 2005 and the interim results announcement on 27 July 2005. These details are available at the Group's web-site at www.prudential.co.uk or on request. Notes C and F show the effect of IFRS adoption on the income statement for 2004 and shareholders' equity at 1 January 2004 and 31 December 2004. Note G shows the effect of the adoption of the standards IAS 32, IAS 39 and IFRS 4 at 1 January 2005.

C. Reconciliation of the summary income statement

Year ended 31 December 2004                        IFRS adjustments
                                                  ------------------
                                                              Recognition,
                                              Presentation     measurement
                                             of UK GAAP in       and other      Statutory
                                    UK GAAP     IFRS format        changes           IFRS
                                (note C(i))     (note C(i))    (note C(ii))         basis
                                      GBPm            GBPm            GBPm           GBPm
---------------------------        -------        --------        --------        -------
Earned premiums, net
of reinsurance                      16,099              53                         16,152
Investment income                   13,917           2,082            (249)        15,750
UK fund management result              136            (136)
US broker-dealer and fund
management result                      (14)             14
Asia fund management result             19             (19)
UK banking result (continuing
operations)                             63             (63)
Other income                                           773           1,229          2,002
---------------------------        -------        --------        --------        -------
Total revenue                       30,220           2,704             980         33,904
---------------------------        -------        --------        --------        -------
Benefits and claims and
movement in unallocated
surplus of with-profits
funds                              (26,598)            (83)             88        (26,593)
Acquisition costs and other
operating expenditure               (2,069)         (2,434)         (1,060)        (5,563)
Finance costs: interest on
core structural borrowings of
shareholder-financed operations                       (187)                          (187)
Amortisation of goodwill
(continuing operations)                (94)                             94
---------------------------        -------        --------        --------        -------
Total charges                      (28,761)         (2,704)           (878)       (32,343)
---------------------------        -------        --------        --------        -------
Profit before tax*                   1,459                             102          1,561
Tax attributable to
policyholders' returns                (701)                            (10)          (711)
---------------------------        -------        --------        --------        -------
Profit before tax attributable
to shareholders                        758                              92            850
---------------------------        -------        --------        --------        -------
Tax expense                           (947)                             (4)          (951)
Less: Tax attributable to
policyholders' returns                 701                              10            711
---------------------------        -------        --------        --------        -------
Tax attributable to
shareholders' profits                 (246)                              6           (240)
---------------------------        -------        --------        --------        -------
Profit from continuing
operations after tax                   512                              98            610
Discontinued operations
(net of tax)                           (94)                                           (94)
---------------------------        -------        --------        --------        -------
Profit for the year                    418                              98            516
---------------------------        -------        --------        --------        -------
Attributable to:
Equity holders of the Company          428                              89            517
Minority interests                     (10)                              9             (1)
---------------------------        -------        --------        --------        -------
Profit for the year                    418                              98            516
---------------------------        -------        --------        --------        -------


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


Notes

C(i) UK GAAP results

The UK GAAP basis results shown above reflect those previously recorded in the technical accounts and non-technical account of the Group's profit and loss account under Companies Act requirements. These results are then reconfigured to be consistent with the format applied for reporting in the Group's 2005 financial statements under IFRS.

C(ii) Recognition, measurement and other changes

Changes to profit from continuing operations (including actual investment returns) before and after tax attributable to shareholders reflect the effects of IFRS adoption. In summary the effects are for:

                                                                          GBPm
Egg - primarily relates to charges for share-based payments in respect
of Egg shares                                                               (2)
Additional pension costs and share-based payments costs in respect of
Prudential plc shares not allocated by business unit                        (4)
Amortisation of goodwill not permitted under IFRS                           94
Actuarial gains and losses of defined benefit schemes recognised under
IFRS                                                                        (7)
Value movements of US investment funds newly consolidated under IFRS         2
Share of profits of venture investment companies and property partnerships of the PAC with-profits fund consolidated under IFRS, that
is attributable to external investors                                        9
                                                                         -----
Total changes before tax                                                    92
Related tax attributable to shareholders                                     6
                                                                         -----
Total changes after tax                                                     98
                                                                         =====

Changes to revenue, charges and related tax of the Group's with-profits funds principally relate to measurement differences on investments, consolidation criteria for venture funds and other investment subsidiaries, and pension cost accounting. These changes have been reflected by transfers of an equal and opposite amount to unallocated surplus and hence have no net effect on shareholder results.

D. Segmental disclosure

The Group's primary reporting segments are long-term business, banking and broker-dealer and fund management.

                                                        2005 GBPm    2004 GBPm
---------------------------------------                   -------      -------
Revenue
Long-term business                                         39,296       32,073
Banking                                                     1,115        1,110
Broker-dealer and fund management                             895          823
Unallocated corporate                                          98          151
Intragroup revenue eliminated on consolidation               (279)        (253)
---------------------------------------                   -------      -------
Total revenue per income statement                         41,125       33,904
---------------------------------------                   -------      -------


Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)


Long-term business including post-tax transfers to
unallocated surplus of with-profits funds                 (36,968)     (30,531)
Banking                                                    (1,071)      (1,049)
Broker-dealer and fund management                            (740)        (682)
Unallocated corporate                                        (480)        (334)
Intragroup charges eliminated on consolidation                279          253
---------------------------------------                   -------      -------
Total charges per income statement                        (38,980)     (32,343)
---------------------------------------                   -------      -------

Segment results - Revenue less charges (continuing operations)
Long-term business                                          2,328        1,542
Banking                                                        44           61
Broker-dealer and fund management                             155          141
Unallocated corporate                                        (382)        (183)
---------------------------------------                   -------      -------

Profit before tax*                                          2,145        1,561

Tax attributable to policyholders' returns                 (1,147)        (711)
---------------------------------------                   -------      -------
Profit before tax attributable to shareholders                998          850
Tax attibutable to shareholders' profits                     (241)        (240)
---------------------------------------                   -------      -------

Profit from continuing operations after tax                   757          610
---------------------------------------                   -------      -------

Segment results - Discontinued operations
Long-term business                                              -            4
Banking                                                         3          (98)
---------------------------------------                   -------      -------
                                                                3          (94)
---------------------------------------                   -------      -------
Profit for the year                                           760          516
---------------------------------------                   -------      -------


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

E. Supplementary analysis of profit from continuing operations before tax attributable to shareholders and related earnings per share

Profit from continuing operations before tax
                                                                                   2005 GBPm 2004 GBPm
--------------------------------------                                                ------  --------

Operating profit from continuing operations based
on longer-term investment returns (note E(i))                                            957
Goodwill impairment charge                                                              (120)
Short-term fluctuations in investment returns on
shareholder-backed business                                                              211
Shareholders' share of actuarial and other gains
and losses on defined benefit pension schemes                                            (50)  (see note E(ii))
--------------------------------------                                                ------  --------
Profit from continuing operations before tax
attributable to shareholders (including actual
investment returns)                                                                      998
--------------------------------------                                                ------  --------

Earnings per share from continuing operations

From operating profit based on longer-term
investment returns after related tax and minority
interests of GBP761m                                                                      32.2p
Adjustment for goodwill impairment charge                                               (5.1)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment
returns (after related minority interests)                                               5.9p  (see note E(ii))
Adjustment for post-tax shareholders' share of
actuarial and other gains and losses on defined
benefit pension schemes                                                                 (1.5)p
--------------------------------------                                                  ------  --------
Based on profit from continuing operations after
tax and minority interests of GBP745m                                                     31.5p
--------------------------------------                                                  ------  --------


Notes

E(i) Under the Group's accounting policies additional analysis is provided of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of total profit before tax attributable to shareholders.

For the purposes of measuring operating profits based on longer-term investment returns, investment returns are based on the expected longer-term rate of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectation, adjusted for consensus economic and investment return forecast. The significant operations that require adjustment for the difference between actual and longer-term investment returns are Jackson National Life and certain businesses of the Group's Asian Operations. The amounts included in operating results for longer-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest related realised gains and losses to operating results based on longer-term returns to the date when sold bonds would otherwise have matured.

Items excluded from operating profit based on longer-term investment returns but included in profit before tax attributable to shareholders of continuing operations include goodwill impairment charges, short-term fluctuations in investment returns (i.e actual less longer-term returns), actuarial gains and losses on defined benefit pension schemes and exceptional items.

With the exception of derivatives used for managing equity exposure, value movements on derivatives held by Jackson National Life are included within short-term fluctuations.

For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes in this analysis, plan assets include Prudential policies held by the Prudential Staff Pension Scheme and the M&G pension scheme. At 31 December 2005, these policies had a carrying value of GBP253m.

E(ii)The supplementary analysis of statutory IFRS basis results shown above has been presented only for 2005. Details have not been provided for 2004 in this announcement as the results would not be comparable. This is due to IAS 32, IAS 39 and IFRS 4 only being adopted from 1 January 2005. Details of the analysis of the statutory IFRS basis results for 2004 on this basis will be published in the Group's financial statements.

Additional analysis of the 2005 result, and pro forma basis comparative results for 2004 as if the above standards had been applied by the Group's insurance operations from 1 January 2004, is provided as supplementary information to this announcement. The analysis on those pages has not been extracted from the Group's IFRS financial statements.

F. Reconciliations of equity and balance sheet

At 1 January 2004                            Shareholders'   Minority    Total
                                                    equity  interests   equity
                                                      GBPm       GBPm     GBPm
-----------------------------------               --------     ------   ------

Changes on adoption of statutory IFRS basis
---------------------------------------------

Treasury shares adjustment for Prudential
plc shares held by unit trusts consolidated
under IFRS (note F(i))                                 (40)                (40)
Minority share of equity of consolidated
venture investment companies and property
partnerships of the PAC with-profits fund
(note F(i))                                                        32       32
Shareholders' share of deficits (net of
tax) of defined benefit pension schemes
(note F(ii))                                          (110)               (110)
Timing difference on recognition of
dividend declared after balance sheet date             214                 214
(note F(iii))
Other items                                            (11)        (2)     (13)
-----------------------------------               --------     ------   ------
Total                                                   53         30       83

Equity at 1 January 2004
--------------------------
As previously published under UK GAAP                3,240        107    3,347
-----------------------------------               --------     ------   ------
As restated under statutory IFRS                     3,293        137    3,430
-----------------------------------               --------     ------   ------

At 31 December 2004


                                      Effect of changes on implementation of IFRS
                                          recognition and measurement changes

                    UK GAAP       Newly    Defined       Other  Grossing-up    Total Statutory
                           consolidated    benefit recognition    and other     IFRS      IFRS
                               entities    pension         and       format  changes     basis
                            (note F(i))    schemes measurement      changes
                                        accounting     changes
                                           (note F    (note F
                                             (ii))      (iii))
                      GBPm         GBPm       GBPm        GBPm        GBPm      GBPm      GBPm
-----------------   ------       ------    -------    --------      ------    ------    ------
Assets
Goodwill:
Attributable
to PAC
with-profits
fund                                784                                          784       784
Attributable
to
shareholders         1,367                                  94                    94     1,461
Investments:
per IFRS
balance sheet                     1,963                     35     162,388   164,386   164,386
Investments:
per UK GAAP
analysis
(non-linked,
linked and
banking
business
assets)            129,468                                        (129,468) (129,468)        0

Other items         43,741        1,477        102          50     (31,995)  (30,366)   13,375
-----------------  -------       ------    -------    --------      ------    ------   -------
Total assets       174,576        4,224        102         179         925     5,430   180,006
-----------------  -------       ------    -------    --------      ------    ------   -------

Equity and
liabilities
Equity
Shareholders'
equity               4,281          (30)      (117)        355                   208     4,489
Minority
interests               71           68                     (2)                   66       137
-----------------  -------       ------    -------    --------      ------    ------   -------
Total equity         4,352           38       (117)        353                   274     4,626
-----------------  -------       ------    -------    --------      ------    ------   -------
Liabilities
Banking
customer
accounts: per
IFRS balance
sheet                                                                6,607     6,607     6,607
Banking
business
liabilities:
per UK GAAP
balance sheet       11,216                                         (11,216)  (11,216)        0
Policyholder
liabilities and
unallocated
surplus of
with-profits
funds
Technical
provisions         129,101                    (125)          8          78       (39)  129,062
Unallocated
surplus of
with-profits
funds               16,686          (31)      (472)        (34)                 (537)   16,149
Borrowings per
IFRS balance
sheet
Core
structural
borrowings of
shareholder-fi
nanced
operations                                                           3,248     3,248     3,248
Operational
borrowings
attributable
to
shareholder-fi
nanced
operations                          972                      9       5,440     6,421     6,421
Borrowings
attributable
to
with-profits
funds                             1,888                    105         144     2,137     2,137
Borrowings per
UK GAAP
balance sheet
(subordinated
liabilities,
debenture
loans and
other
borrowings)          4,673                                          (4,673)   (4,673)        0
Dividend
payable                253                                (253)                 (253)        0
Other
non-insurance
liabilities          8,295        1,357        816          (9)      1,297     3,461    11,756
-----------------  -------       ------    -------    --------      ------    ------   -------
Total
liabilities        170,224        4,186        219        (174)        925     5,156   175,380
-----------------  -------       ------    -------    --------      ------    ------   -------
Total equity
and
liabilities        174,576        4,224        102         179         925     5,430   180,006
-----------------  -------       ------    -------    --------      ------    ------   -------


Notes

F(i)Newly consolidated entities

Under IAS 27 and SIC 12, the Group is required to consolidate the assets and liabilities of certain entities which have previously not been consolidated under UK GAAP. The principal change to shareholders' equity arises from an adjustment in respect of Prudential plc shares held by unit trusts that are newly consolidated. These shares are accounted for as treasury shares and the cost of purchase of GBP44m and GBP29m is deducted from shareholders' equity at 1 January 2004 and 31 December 2004 respectively. The change to the minority share of equity reflects external parties' interest in consolidated venture investment companies and property partnerships of the PAC with-profits fund. Measurement changes to the carrying value of these companies that are attributable to the PAC with-profits fund share are reflected in unallocated surplus.

F(ii)Defined benefit pension schemes accounting

Provisions  for  deficits on the Group's  defined  benefit  pension  schemes are absorbed by the unallocated surplus of the PAC with-profits fund and shareholders' funds on a basis that reflects the weighted cumulative activity attaching to the contributions paid in the past, and after deduction of deferred tax. The M&G scheme held Prudential Group insurance policies as scheme assets of GBP125m at 31 December 2004. The asset and liability are eliminated on consolidation.

F(iii)Other recognition and measurement changes

Under IFRS, dividends declared after the balance sheet date are not recognised as a liability. In addition, subject to required impairment testing, goodwill under IFRS represents the balance sheet carrying value at 1 January 2004. Adjustments in the table include the write-back of amortisation previously charged under UK GAAP in 2004.


G. Effect of adoption of IAS 32, IAS 39, and IFRS 4 at 1 January 2005


                      Effect of adoption of IAS 32, IAS 39 and IFRS 4

                  Statutory         UK  Jackson   Banking and Grossing-up   Total Statutory
                       IFRS  Insurance National non-insurance   and other  effect      IFRS
                   basis at Operations     Life    operations      format          basis at
                     31 Dec    (note G  (note G  (note G(iii))    changes             1 Jan
                       2004       (i))     (ii))                                       2005
                    (note F)
                       GBPm       GBPm     GBPm          GBPm        GBPm    GBPm      GBPm
------------------- -------  ---------  -------     ---------    --------  ------  --------
Assets
Goodwill
Attributable
to PAC
with-profits
fund                    784                                                             784
Attributable
to
shareholders          1,461                                                           1,461

Other intangible
assets (primarily
deferred
acquisition costs)
PAC
with-profits
fund (note I)           798       (765)                                      (765)       33
Other
operations            2,244         23     (456)                             (433)    1,811
Investments         164,386       (145)   1,262           145          68   1,330   165,716
Other assets         10,333         10       66           (92)                (16)   10,317
------------------- -------  ---------  -------     ---------    -------- -------  --------
Total assets        180,006       (877)     872            53          68     116   180,122
------------------- -------  ---------  -------     ---------    -------- -------  --------

Equity and
liabilities
Equity
Shareholders'
equity                4,489        (22)     273           (25)                226     4,715
Minority
interest                137                                (3)                 (3)      134
------------------- -------  ---------  -------     ---------    -------- -------  --------
Total equity          4,626        (22)     273           (28)                223     4,849
------------------- -------  ---------  -------     ---------    -------- -------  --------
Liabilities
Banking
customer
accounts              6,607                                84                  84     6,691
Policyholder
liabilities and
unallocated surplus
of with-profits
funds
Contract
liabilities
(non-linked
and linked
business)           129,062      7,020      (51)                            6,969   136,031
Unallocated
surplus of
with-profits
funds                16,149     (7,807)                                     (7,807)   8,342

Borrowings
Core
structural
borrowings of
shareholder-fi
nanced
operations            3,248                                             5       5     3,253
Other
borrowings
attributable
to
shareholder-fi
nanced
operations            6,421                 207            62         (13)    256     6,677
Borrowings
attributable
to
with-profits
funds                 2,137                                                           2,137
Other non-insurance
liabilities
Deferred tax
liabilities           2,279        (91)     218            (6)                121     2,400
Other                 9,477         23      225           (59)         76     265     9,742
------------------- -------  ---------  -------     ---------    -------- -------  --------
Total
liabilities         175,380       (855)     599            81          68    (107)  175,273
------------------- -------  ---------  -------     ---------    -------- -------  --------

Total equity
and
liabilities         180,006       (877)     872            53          68     116   180,122
------------------- -------  ---------  -------     ---------    -------- -------  --------



Notes

The changes shown above reflect the impact of re-measurement for :

G(i)UK Insurance Operations

(a) The reduction of shareholders' equity of GBP22m includes GBP20m relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS
4. The reduction of shareholders' equity at 1 January 2005 on adoption of IFRS 4 for these items is GBP10m different from the amount reported in the interim results due to refinements to the IFRS methodology applied.

(b) Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS 4. The changes correspond to those applicable if the Group had adopted FRS 27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits funds are remeasured as described in note I. At 1 January 2005, the unallocated surplus is subject to a transition adjustment of GBP(7.8)bn. Shareholders' equity is not affected by this change.

The unallocated surplus of GBP8.3bn at 1 January 2005 post IAS 39 and IFRS 4 adoption, comprises GBP8.0bn for the PAC with-profits fund and GBP0.3bn for Asian subsidiaries. The GBP8.0bn for the PAC with-profits fund represents:

                                                                        GBPbn
Regulatory basis realistic surplus of with-profits sub-fund and
SAIF                                                                       6.0
Add back: Regulatory basis provision for future shareholder
transfers                                                                  2.9
Less: Other adjustments to align with accounting basis                    (0.9)
                                                                        ------
Accounts basis                                                             8.0
                                                                        ======

G(ii) Jackson National Life

Under IAS 39, JNL's debt securities and derivative financial instruments are re-measured to fair value from the lower of amortised cost and, if relevant, impaired value. Fair value movements on debt securities, net of shadow changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

G(iii)Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders equity of these changes, after tax, is a deduction of GBP15m. A further GBP10m reduction in equity arises on certain centrally held financial instruments and derivatives.

H. Jackson National Life - Debt securities

Changes in equity

IAS 32 and IAS 39 have been adopted from 1 January 2005. Accordingly, for 2004 under IFRS, financial instruments continue to be accounted for under previous GAAP. For Jackson National Life debt securities have been accounted for at amortised cost, unless impaired. From 1 January 2005, these assets have been classified as available-for-sale under IAS 39 with valuation at fair value.
Unrealised gains and losses and reclassification adjustments for gains and losses included in net income are recorded from 1 January 2005 within the statement of changes in equity.

Balance sheet

Due to the change in the valuation basis referred to above, the carrying values of the debt securities of Jackson National Life that have been included in the consolidated balance sheet are not comparable. The fair value of the debt securities at 31 December 2004 was GBP22.5bn. After deduction of related changes to deferred acquisition costs and deferred tax, there was a consequential impact on shareholders' equity at 1 January 2005, on adoption of IAS 32 and IAS 39, of GBP397m for the changed basis of valuation of Jackson's securities.

I. Unallocated surplus of with-profits funds

The unallocated surplus of with-profits funds reflects the excess of assets over technical provisions and other liabilities and represents amounts that have yet to be allocated to policyholders and shareholders. For the Group's 2004 financial statements, and as applied for IFRS purposes for 2004 in these financial statements, the technical provisions in respect of insurance and investment contracts of UK regulated with-profits funds have been determined in accordance with the modified statutory basis of accounting that applied under UK GAAP. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting which effectively constitutes the Peak 1 basis under the new FSA regime.

On this basis the unallocated surplus of the PAC with-profits fund at 31 December 2004 was GBP16,301m. After inclusion of the unallocated surplus of with-profits funds of Asian subsidiaries the unallocated surplus in the consolidated balance sheet at 31 December 2004 was GBP16,686m. Following changes arising from the application of IFRS requirements applicable for 2004, the IFRS basis unallocated surplus for the Group is altered as described in note F.

On adoption of IFRS 4 at 1 January 2005, the Group has chosen to improve its accounting policy in respect of the insurance assets and liabilities of UK regulated with-profits funds. The improvement is consistent with the requirements of FRS 27 that apply for life assurers reporting under UK GAAP in 2005 for the application of the Peak 2 realistic basis.

The main accounting changes that are required for UK regulated with-profits funds are:

De-recognition of deferred acquisition costs and related deferred tax

Inclusion of the FSA Peak 2 basis of the value of in-force non-participating business written by the PAC with-profits sub-fund, and the Scottish Amicable Insurance Fund; and

Replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

Adjusted realistic liabilities represent the Peak 2 realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for shareholders' share of future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but for accounting purposes shareholder transfers are recognised only on declaration.

For accounting purposes, to the extent that the value of non-participating business has been taken into account in determining projected policyholder benefits, deduction is made from the gross regulatory value of realistic liabilities. The balance is deducted from the accounting balance of unallocated surplus.

In determining accounting basis liabilities and unallocated surplus, an adjustment is also required where the regulatory and accounting carrying values of assets and liabilities differ for altered measurement or recognition criteria. For the Group's UK with-profits funds the main additional item for which adjustment is necessary is the attributable share of deficit of the Group's UK defined benefit pension schemes, net of related tax.

The impact of the changes at 1 January 2005, on adoption of IFRS 4, are shown in note G. At 31 December 2005, the unallocated surplus of GBP11.4bn comprises GBP11.3bn for the PAC with-profits sub-fund and GBP0.1bn for Asian subsidiaries. The GBP11.3bn for the PAC with-profits fund represents:

                                                                         GBPbn
Estimated regulatory basis realistic surplus of the PAC
with-profits                                                               8.0
sub-fund
Add back: Provision for future shareholder transfers                       3.5
Less: Other adjustments to align with accounting basis                    (0.2)
                                                                    -----------
                                                                          11.3
                                                                    ===========

The GBP11.3bn is attributable solely to the PAC with-profits sub-fund. No amount is recognised for SAIF. This treatment is to comply with actuarial guidance note GN 45 which requires that for a closed fund where the fund will be distributed fully the working capital is shown as zero with the future enhancements to asset shares being increased by the free capital.

The GBP0.1bn of unallocated surplus for Asia subsidiaries almost wholly relates to the Malaysian life business. Following local regulatory changes which affect the presentation of the balance sheet, unallocated surplus of the Singapore with-profits business is now amalgamated with policyholder liabilities.

J. Dividend

A final dividend of 11.02p per share was proposed by the directors on 15 March 2006. This dividend will absorb an estimated GBP267m of shareholders' funds. Subject to shareholder approval, the dividend will be paid on 26 May 2006 to shareholders on the register at the close of business on 24 March 2006. A scrip dividend alternative will be offered to shareholders.

K. Shareholders' equity
                                                                      2005 GBPm  2004 GBPm
-----------------------------------                                    ---------  --------

Share capital                                                                119       119
Share premium                                                              1,564     1,558
Reserves                                                                   3,511     2,812
-----------------------------------                                    ---------  --------
Total                                                                      5,194     4,489
-----------------------------------                                    ---------  --------

L. Other borrowings
                                                                       2005 GBPm 2004 GBPm
-----------------------------------                                    ---------  --------

Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term debt securities
reinvestment programmes                                                    1,472     1,079
Non-recourse borrowings of investment subsidiaries managed
by PPM America                                                             1,085     1,155
Borrowings in respect of banking operations                                3,856     4,159
Other borrowings                                                              19        28
-----------------------------------                                    ---------  --------
Total                                                                      6,432     6,421
-----------------------------------                                    ---------  --------

Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment
subsidiaries                                                                 988     1,167
Subordinated debt of the Scottish Amicable Insurance Fund                    100       100
Other borrowings (predominantly external funding of
consolidated investment vehicles)                                            810       870
-----------------------------------                                    ---------  --------
Total                                                                      1,898     2,137
-----------------------------------                                    ---------  --------

M. Tax charge

The total tax charge of GBP1,388m for 2005 (GBP951m) comprises GBP1,119m (GBP805m) UK tax and GBP269m (GBP146m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of GBP241m for 2005 (GBP240m) comprises GBP(21)m (GBP63m) UK tax and GBP262m (GBP177m) overseas tax.

N. Acquisitions

In May 2005, Jackson National Life completed the purchase of Life Insurance Company of Georgia from ING Groep N.V. for GBP142m subject to post-completion adjustments. There is currently no goodwill arising on the transaction.

O. Taiwan life operation: Sensitivity of liabilities to projected investment returns

The in-force business of Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. Guarantees have fallen over time as interest rates have reduced from a high of 8% to current levels of around 2%. The current low level of bond rates in Taiwan gives rise to a negative spread in Taiwan of around GBP30m a year.

The profits attaching to these contracts is particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. For 2005, it has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 2% to 5.5% by 31 December 2012.

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2006 the premium reserve, net deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, currently estimated at GBP50m to GBP70m is sensitive for the previously mentioned variables.

The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current best estimate of 5.5% has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased the carrying value of the liabilities would be effected.

In broad terms, if the assumed long-term rate applied was to fall by 0.25% from 5.5% to 5.25% the impact on IFRS basis results would be a charge of some GBP120m to GBP130m. If the rate were to further reduce the incremental increase in liabilities would be of a similarly commensurate size. The effects of changes in any one year reflect the combination of short-term and long-term factors described above.

P. Effect of changes of assumptions and other bases of preparation of liabilities of insurance contracts

Profit before tax attributable to shareholders for 2005 includes the impact of the following items:

UK Insurance Operations

For shareholder-backed non-participating business, changes of assumptions were made which had the effect of increasing liabilities by GBP36m with a consequent reduction in operating profit based on longer-term investment returns. The reduction arose from a charge of GBP69m for strengthened mortality assumptions being partially offset by a net credit of GBP29m in respect of a reduced level of defaults for fixed income securities, and a credit of GBP4m for other changes.

In addition to this GBP36m charge to operating profit based on longer-term investment returns a further GBP20m charge for the effect of changes of assumption for renewal expenses, which relates to an increase in ongoing pension scheme contributions for future service of active members, has been recorded as part of actuarial and other gains and losses excluded from operating profit based on longer-term investment returns, but included in total profit before shareholder tax.

US Operations

The operating profit based on longer-term investment returns of GBP362m for US Operations for 2005 has been determined after taking account of material changes of assumption during the year. Several changes were modified to conform to more recent experience. The most significant changes included a write-off of deferred acquisition costs of GBP21m for Single Premium Deferred Annuities partial withdrawal changes and a Universal Life SOP 03-01 (Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long Duration Contracts and Separate Accounts) reserve increase of GBP13m due to increasing the mortality assumption. Several smaller changes relating to Single Premium Whole Life surrenders and annuity mortality and annuitisation rates resulted in a GBP19m benefit on adjusting amortisation of deferred acquisition costs. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease to pre-tax profit of GBP7m.

Asian Operations

The 2005 results for Asian operations are affected in two significant ways for changes of basis or assumption.

For the Singapore life business, under the basis applied previously, liabilities of non-participating business for 2004 were determined on a net premium basis using prescribed interest rates such that a very high degree of prudence resulted. This basis has been replaced under the Singapore Risk Based Capital framework with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This has resulted in a change of estimate and reduction in the liability of GBP73m.

The second item reflects the application of liability adequacy testing for the Taiwan life business which has resulted in a write-off of deferred acquisition costs of GBP21m in 2005. The assumptions for future investment returns are as described in note O. The loss reflects the reduction in 2005 in the expected yields over the trending period to the assumed long-term rate of 5.5% for Taiwanese government bonds.

Q. Asian Fund Management business

Operating profit for the Asian fund management business was GBP12m for 2005. The decrease from the result for 2004 of GBP19m reflects the exceptional cost of GBP16m in Taiwan incurred due to bond fund restructuring required as a result of industry wide regulatory change.

R. Post balance sheet events

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7% of the existing issued share capital of Egg. Under the terms of the offer, Egg shareholders would receive
0.2237 new ordinary shares in the Company for each Egg share. In January 2006, the Company announced that it had received acceptances in respect of 80.3% of the shares that it did not already own and that it would extend the offer until further notice. In February 2006, the Board of Egg announced the de-listing of Egg shares. Full acceptance of the offer would result in the issue of 41m new ordinary shares in the Company representing 1.7% of its issued ordinary share capital as enlarged by this acquisition.

SUPPLEMENTARY IFRS BASIS RESULTS

Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations

This information does not form part of the IFRS basis results to be reported in the statutory financial statements.

The statutory basis results included in this announcement are for the years 2005 and 2004. These results reflect significant changes of accounting policies from those previously applied under UK GAAP. For all except three IFRS standards these changes have been applied consistently in preparing the results for both years. However, as permitted by the IFRS transition rules, 2005 results include the effects of adoption of the standards IAS 32, IAS 39 and IFRS 4 for the Group's insurance and other operations from 1 January 2005. The 2004 comparative results in those statements are therefore prepared on an inconsistent basis.

The "Pro forma IFRS basis" comparative results shown below for 2004 reflect the estimated effect on the Group's 2004 results if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group's insurance operations.

The main purpose of providing this pro forma information is to present the operating results for the UK insurance business and short-term fluctuations in investment returns for Jackson National Life (JNL) on a consistent basis. Under IAS 39 and IFRS 4, the assets and liabilities of certain unit-linked and similar contracts of the UK insurance business are subject to re-measurement. For JNL, derivatives held for economic hedging purposes are fair valued under IAS 39 with value movements recorded in the income statement giving rise to significant levels of volatility. In addition debt securities of JNL are fair valued with value movements taken directly to shareholders reserves through the statement of changes in equity.

                                                         Based on Pro forma IFRS
                                                   statutory IFRS  basis results
                                                    basis results
Summary results                                         2005 GBPm      2004 GBPm
-----------------------------------                     ---------       --------
Operating profit from continuing operations
based on longer-term investment returns (note 1)              957            699
Goodwill impairment charge                                   (120)             -
Short-term fluctuations in investment returns on
shareholder-backed business (note 2)                          211            293
Shareholders' share of actuarial and other gains
and losses on defined benefit pension schemes                 (50)            (7)
-----------------------------------                     ---------       --------
Profit from continuing operations before tax
attributable to shareholders (including
actual investment returns)                                    998            985
Tax attributable to shareholders' profits                    (241)          (290)
-----------------------------------                     ---------       --------
Profit from continuing operations after tax                   757            695
Discontinued operations (net of tax)                            3            (94)
-----------------------------------                     ---------       --------
Profit for the year                                           760            601
-----------------------------------                     ---------       --------

Attributable to:
Equity holders of the Company                                 748            602
Minority interests                                             12             (1)
-----------------------------------                     ---------       --------
Profit for the year                                           760            601
-----------------------------------                     ---------       --------

Earnings per share
Continuing operations
-----------------------
From operating profit, based on longer-term
investment returns after related tax and minority
interests of GBP761m (GBP481m)                              32.2p          22.7p
Adjustment for goodwill impairment charge                  (5.1)p            -
Adjustment from post-tax longer-term investment
returns to post-tax actual investment returns (after
related minority interests)                                  5.9p           9.0p
Adjustment for post-tax shareholders' share of
actuarial and other gains and losses on defined
benefit pension schemes                                    (1.5)p         (0.2)p
-----------------------------------                     ---------       --------
Based on profit from continuing operations
after tax and minority interests of GBP745m (GBP669m)       31.5p          31.5p
-----------------------------------                     ---------       --------
Discontinued operations
-------------------------
Based on post-tax profit (loss) from discontinued
operations (after minority interests)                        0.1p          (3.1)p
-----------------------------------                     ---------       --------
Based on profit for the year after minority
interests of GBP748m (GBP602m)                              31.6p          28.4p
-----------------------------------                     ---------       --------


SUPPLEMENTARY IFRS BASIS RESULTS

Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations

This information does not form part of the IFRS basis results to be reported in the statutory financial statements.

                                                                                      Based on Pro forma IFRS
                                                                                statutory IFRS  basis results
                                                                                 basis results
CHANGES IN EQUITY (NET OF MINORITY
INTERESTS)                                                                           2005 GBPm      2004 GBPm
------------------------------------                                                 ---------       --------
Other Reserves
Profit for the year                                                                        748            602

Items recognised directly in equity:
Exchange movements                                                                         268           (191)
Movement on cash flow hedges                                                                (4)             -
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised investment losses, net                                                         (751)          (106)
Related change in amortisation of deferred income and acquisition
costs                                                                                      307             74
Related tax                                                                                218             23
------------------------------------                                                 ---------       --------
Total items recognised directly in
equity                                                                                      38           (200)
------------------------------------                                                 ---------       --------
Total income and expense for the year                                                      786            402
------------------------------------                                                 ---------       --------
Cumulative effect of changes in accounting principles on adoption of IAS 32,
IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005
Statutory IFRS basis                                                                       226              -
less: Pro forma adjustment reflected in adjusted shareholders' equity at 1
January 2005 (as reflected in statement of changes in equity - see below) for impact of adoption of IAS 32, IAS 39 and IFRS 4 for insurance
operations                                                                                (251)             -
------------------------------------                                                 ---------       --------

Pro forma IFRS basis (i.e. transition adjustment in respect of banking and other
non-insurance operations)                                                                  (25)             -
Dividends                                                                                 (380)          (323)
Reserve movements in respect of share-based payments                                        15             10

Share capital and share premium

Proceeds from Rights Issue, net of expenses                                                  -          1,021
Other new share capital subscribed                                                          55            119
Treasury shares
Movement in own shares purchased in respect of share-based
payment plans                                                                                0             (2)
Movement on Prudential plc shares purchased by unit trusts newly
consolidated under IFRS                                                                      3             14
------------------------------------                                                 ---------       --------
Net increase in shareholders' equity                                                       454          1,241
------------------------------------                                                 ---------       --------

Shareholders' equity at beginning of year
-------------------------------------------
As previously reported under UK GAAP                                                     4,281          3,240
Changes arising from adoption of statutory IFRS                                            208             53
------------------------------------                                                 ---------       --------
Statutory IFRS basis                                                                     4,489          3,293
Pro forma basis adjustments for estimated impact if IAS 32, IAS 39, and IFRS 4 had been adopted from 1 January 2004 for insurance
operations                                                                                 251            206
------------------------------------                                                 ---------       --------
Pro forma IFRS basis                                                                     4,740          3,499
------------------------------------                                                 ---------       --------
Shareholders' equity at end of year                                                      5,194          4,740
------------------------------------                                                 ---------       --------


SUPPLEMENTARY IFRS BASIS RESULTS

Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations

This information does not form part of the IFRS basis results to be reported in the statutory financial statements

NOTES ON THE SUPPLEMENTARY IFRS BASIS RESULTS

1. Operating profit from continuing operations based on longer-term investment returns*

                                                   Based on     Pro forma IFRS
                                             statutory IFRS      basis results
                                              basis results
Results
analysis by
business area                                     2005 GBPm          2004 GBPm
------------------------------------              ---------           --------
UK Operations
UK Insurance
Operations                                              400                296
M&G                                                     163                136
Egg                                                      44                 61
------------------------------------              ---------           --------
Total                                                   607                493
------------------------------------              ---------           --------
US Operations
Jackson National Life                                   348                296
Broker-dealer and fund management
(including Curian losses of GBP10m and
(GBP29m))                                                14                (14)
------------------------------------              ---------           --------
Total                                                   362                282
------------------------------------              ---------           --------
Asian Operations
Long-term business                                      195                117
Fund management                                          12                 19
Development expenses                                    (20)               (15)
------------------------------------              ---------           --------
Total                                                   187                121
------------------------------------              ---------           --------
Other income and expenditure
Investment return and other income                       87                 44
Interest payable on core structural
borrowings                                             (175)              (154)
Corporate expenditure:
Group Head Office                                       (70)               (51)
Asia Regional Head Office                               (30)               (29)
Charge for share-based payments for
Prudential schemes                                      (11)                (7)
------------------------------------              ---------           --------
Total                                                  (199)              (197)
------------------------------------              ---------           --------
Operating profit from continuing
operations based on longer-term
investment returns                                      957                699
------------------------------------              ---------           --------


* IFRS basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, and the shareholders' actuarial and other gains and losses on defined benefit pension schemes. The amounts for these items are included in total IFRS profit as shown elsewhere in this announcement.

2. Short-term fluctuations in investment returns

                                                   Based on     Pro forma IFRS
                                             statutory IFRS      basis results
                                              basis results
                                                  2005 GBPm          2004 GBPm
------------------------------------              ---------           --------
US Operations:
Movement in market value of derivatives
used for economic hedging purposes                      122                144
Actual less longer-term investment
returns for other items                                  56                 61
Asian Operations                                         32                 37
Other Operations                                          1                 51
------------------------------------              ---------           --------
                                                        211                293
------------------------------------              ---------           --------




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 March, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations